AGREEMENT AND PLAN OF MERGER

by and among

SOLARWINDS, INC.,

TIMBER ACQUISITION CORP.,

TRIGEO NETWORK SECURITY, INC.,

THE SHAREHOLDERS and

MICHELLE DICKMAN,

individually and in her capacity as Representative.

Dated as of June 20, 2011

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3.22	Internal Controls	28
3.23	Absence of Changes	29
3.24	Product Warranties	31
3.25	Suppliers and Major Customers	31
3.26	Foreign Corrupt Practices	31
3.27	Disclosures	31

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE SHAREHOLDERS		32

4.1	Authority and Due Execution	32
4.2	Non-Contravention and Consents	32
4.3	Rights to Intellectual Property	33
4.4	Brokers or Finders	33

ARTICLE V REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUBSIDIARY		33

5.1	Organization and Standing	33
5.2	Authority and Due Execution	34
5.3	Non-Contravention and Consents	34
5.4	Activities of Parent and Merger Subsidiary	35
5.5	Available Funds	35

ARTICLE VI COVENANTS OF THE COMPANY		35

6.1	Conduct of Business	35
6.2	Access and Information	37
6.3	Shareholder Approval and Board Recommendation	37
6.4	Third Party Consents; Termination of Contracts	38
6.5	Termination of Related Party Transactions	38
6.6	Notification of Certain Matters	38
6.7	Acquisition Proposals	38
6.8	Resignations of Directors	39
6.9	Employment Matters	39
6.10	Company Transaction Costs	40
6.11	Pay-Off Letters	40
6.12	Voting Agreement	40

ARTICLE VII COVENANTS OF THE SIGNIFICANT SHAREHOLDERS		40

7.1	Covenants of the Significant Shareholders	40

ARTICLE VIII COVENANTS OF THE PARENT AND SURVIVING CORPORATION		42

8.1	Employment Matters	42

ARTICLE IX MUTUAL COVENANTS		42

9.1	Consents; Efforts to Consummate	42
9.2	Tax Covenants	43
9.3	Public Announcements	45
9.4	Confidentiality	45

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ARTICLE X CONDITIONS PRECEDENT		45

10.1	Conditions to Each Party’s Obligation	45
10.2	Conditions to Obligation of Parent and Merger Subsidiary	46
10.3	Conditions to Obligations of the Company	48

ARTICLE XI CLOSING		49

11.1	Closing	49
11.2	Actions to Occur at Closing	49

ARTICLE XII TERMINATION, AMENDMENT AND WAIVER		50

12.1	Termination	50
12.2	Notice of Termination	51
12.3	Effect of Termination	51

ARTICLE XIII INDEMNIFICATION		51

13.1	Indemnification	51
13.2	Defense of Third Party Claims	52
13.3	Direct Claims	52
13.4	No Circular Recovery; No Contribution	52
13.5	Procedures for Claims	53
13.6	Indemnification Limits	55
13.7	Offset	56

ARTICLE XIV THE REPRESENTATIVE		56

14.1	Authorization of the Representative	56
14.2	Compensation; Exculpation; Indemnity	58

ARTICLE XV GENERAL PROVISIONS		59

15.1	Survival of Representations, Warranties, and Covenants	59
15.2	Reasonable Efforts; Further Assurances	59
15.3	No Waiver Relating to Claims for Fraud	60
15.4	Amendment and Modification	60
15.5	Waiver of Compliance	60
15.6	Specific Performance	60
15.7	Severability	60
15.8	Expenses and Obligations	61
15.9	Parties in Interest	61
15.10	Notices	61
15.11	Counterparts	63
15.12	Time	63
15.13	Entire Agreement	63
15.14	Attorneys’ Fees	63
15.15	Assignment	63
15.16	Governing Law	64
15.17	Jurisdiction	64
15.18	Rules of Construction	64

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EXHIBITS

Exhibit A	—	Defined Terms
Exhibit B	—	Delaware Certificate of Merger
Exhibit C	—	Idaho Statement of Merger
Exhibit D	—	Restated Articles of Incorporation of Surviving Corporation
Exhibit E	—	Bylaws of Surviving Corporation
Exhibit F	—	Form of Paying Agent Agreement
Exhibit G	—	Form of Letter of Transmittal
Exhibit H	—	Form of Escrow Agreement
Exhibit I	—	Form of Voting Agreement
Exhibit J	—	Form of Legal Opinion
Exhibit K	—	Form of Contractor Agreement
Exhibit L	—	Accounting Principles

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of June 20, 2011, is made by and among TriGeo Network Security, Inc., an Idaho corporation (the “Company”), SolarWinds, Inc., a Delaware corporation (“Parent”), Timber Acquisition Corp., a Delaware corporation and wholly owned subsidiary of SolarWinds Worldwide, LLC, a wholly-owned subsidiary of Parent (“Merger Subsidiary”), the undersigned Shareholders, and Michelle Dickman, personally and in her capacity as the Representative (the “Representative”). The Company, Parent, Merger Subsidiary, the undersigned Shareholders and the Representative are sometimes referred to herein individually as a “Party” and collectively as the “Parties.”

PRELIMINARY STATEMENTS

WHEREAS: SolarWinds Worldwide, LLC, a wholly-owned subsidiary of Parent (“Worldwide”) is the owner and holder of all of the issued and outstanding shares of the Merger Subsidiary.

WHEREAS: Parent and Worldwide desire to acquire all of the outstanding shares of capital stock of the Company by means of a merger of the Merger Subsidiary with and into the Company, and the Company desires the same, upon the terms and subject to the conditions of this Agreement.

WHEREAS, the Boards of Directors of the Company, Parent, Worldwide and Merger Subsidiary deem it advisable and in the best interest of their respective shareholders to consummate the transactions contemplated by this Agreement on the terms and subject to the conditions provided for herein;

WHEREAS, in furtherance thereof it is proposed that the acquisition be accomplished by the merger of Merger Subsidiary with and into the Company, with the Company being the surviving corporation, in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) and the Idaho Business Corporation Act (the “IBCA”) and the Idaho Entity Transactions Act (the “IETA,” and together with the IBCA, the “Idaho Acts”);

WHEREAS, the Boards of Directors of the Company, Parent (on its own behalf and as sole member of Worldwide), Worldwide (on its own behalf and as sole shareholder of Merger Subsidiary) and Merger Subsidiary have each approved and adopted this Agreement, the Merger (as hereinafter defined) and the other transactions contemplated hereby;

WHEREAS, the Board of Directors of the Company has recommended that the shareholders of the Company approve and adopt, and it is anticipated that the holders of a majority of the shares of Common Stock and Preferred Stock outstanding on the date of this Agreement, voting together as single voting group, and a majority of the shares of Preferred Stock outstanding on the date of this Agreement, voting together as a single voting group, shall approve and adopt, this Agreement, the Merger and the other transactions contemplated hereby at a special meeting of the Shareholders of the Company to be properly noticed and held on or about July 1, 2011;

WHEREAS, as a material inducement to Parent and Merger Subsidiary to enter into this Agreement, each of the Significant Shareholders shall execute and deliver this Agreement and agree to be bound by the covenants set forth in ARTICLE VII; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

AGREEMENTS

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and upon the terms and subject to the conditions hereinafter set forth, the parties hereto, intending to be legally bound hereby, agree as follows:

ARTICLE I

DEFINED TERMS

1.1 Definitions. Unless otherwise specified, all capitalized terms used in this Agreement have the meanings set forth on Exhibit A.

ARTICLE II

THE MERGER

2.1 Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Subsidiary shall be merged with and into the Company (the “Merger”) in accordance with the terms of, and subject to the conditions set forth in, this Agreement, the DGCL and the Idaho Acts. Following the Merger, the Company shall continue as the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”) and the separate corporate existence of Merger Subsidiary shall cease. As a result of the Merger, all of the respective outstanding shares of capital stock of the Company and Merger Subsidiary will be converted or cancelled in the manner provided below in this ARTICLE II.

2.2 Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, the Company, Parent and Merger Subsidiary shall cause a Certificate of Merger meeting the requirements of Section 252 of the DGCL in substantially the form attached hereto as Exhibit B (the “Delaware Certificate of Merger”) to be properly executed and filed with the Secretary of State of the State of Delaware in accordance with the terms and conditions of the DGCL on the Closing Date and shall cause a Statement of Merger meeting the requirements of Section 30-18-205 of the IETA in substantially the form attached hereto as Exhibit C (the “Idaho Statement of Merger”) to be properly executed and filed with the Secretary of State of the State of Idaho in accordance with the terms and conditions of the IETA. The Merger shall become effective at the time of filing of the Idaho Statement of Merger with the Secretary of State of the State of Idaho in accordance with the IBCA (the “Effective Time”).

2.3 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the applicable provisions of the DGCL and the IETA. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, the separate existence of the Company and Merger Subsidiary will cease and, without other transfer, all the property, rights, privileges, immunities, powers and franchises of the Company and Merger Subsidiary shall vest in the Surviving Corporation, and all debts, liabilities, obligations and duties of the Company and Merger Subsidiary shall become the debts, liabilities, obligations and duties of the Surviving Corporation as if the Surviving Corporation had itself incurred them.

2.4 Articles of Incorporation and Bylaws. At the Effective Time, the articles of incorporation of the Surviving Corporation shall be amended and restated in their entirety to be identical to the form attached hereto as Exhibit D (the “Restated Articles”), until thereafter duly amended in accordance with Applicable Laws and as provided in such articles of incorporation. The current Bylaws of the Company attached hereto as Exhibit E (the “Bylaws”) shall be the Bylaws of the Surviving Corporation at the Effective Time and until thereafter duly amended in accordance with Applicable Laws and as provided therein.

2.5 Directors and Officers. The directors and officers of Merger Subsidiary immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation as of the Effective Time.

2.6 Conversion of Outstanding Shares. At the Effective Time, by virtue of the Merger and without any action on the part of any party:

(a) Each share of common stock, par value $0.001 per share, of Merger Subsidiary issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, par value $0.001 per share, of the Surviving Corporation, so that, after the Effective Time, Worldwide shall be the holder of all of the issued and outstanding shares of the Surviving Corporation’s common stock.

(b) Except as set forth in Section 2.6(c), each share of Common Stock outstanding immediately prior to the Effective Time (each, an “Outstanding Common Share” and collectively, the “Outstanding Common Shares”) and each share of Preferred Stock outstanding immediately prior to the Effective Time (each, an “Outstanding Preferred Share” and collectively, the “Outstanding Preferred Shares”) (i) shall be converted into the right to receive payments in the amount(s) and in the manner set forth in this ARTICLE II, if any, and (ii) shall otherwise cease to be outstanding, shall be canceled and retired and cease to exist; provided, that Dissenting Shares shall not be so converted or represent the right to receive the foregoing consideration, but the holders of such Dissenting Shares shall only be entitled to such rights as are set forth in Section 2.9.

(c) Each share of Common Stock and Preferred Stock held in the treasury of the Company immediately prior to the Effective Time shall be canceled and retired without any conversion thereof, and no payment or distribution shall be made with respect thereto.

2.7 Treatment of Options. At least two days prior to the Closing, the Company shall give notice in writing to each holder of an Option (each, an “Optionholder” and collectively, the “Optionholders”) outstanding immediately prior to the Effective Time (each an “Outstanding Option” and collectively, the “Outstanding Options”), and shall take all actions necessary to ensure, that each Outstanding Option that is not exercised on or before the Effective Time shall cease to be outstanding, shall be canceled and retired or terminated and cease to exist as of the Effective Time.

2.8 Treatment of Warrants. Prior to the Closing, the Company shall give notice in writing to each holder of a Warrant (each a “Warrantholder” and collectively, the “Warrantholders”) outstanding immediately prior to the Effective Time (each an “Outstanding Warrant” and collectively, the “Outstanding Warrants”), and shall take all actions necessary to ensure, that each Outstanding Warrant that is not exercised on or before the Effective Time shall cease to be outstanding, shall be canceled and retired or terminated and cease to exist as of the Effective Time.

2.9 Dissenters’ Rights.

(a) No later than ten (10) days following the Closing Date, the Company shall provide each record holder of Outstanding Shares who shall have properly asserted appraisal rights under Section 30-1-1321 of the IBCA with written appraisal notice and form pursuant to Section 30-1-1322 of the IBCA.

(b) Notwithstanding any provision of this Agreement to the contrary, no Outstanding Shares that are held immediately prior to the Effective Time by holders who have not voted in favor of the Merger and have demanded and perfected the right for appraisal of such Outstanding Shares in accordance with the provisions of the IBCA and have not withdrawn or lost such right to appraisal (collectively, the “Dissenting Shares”) shall be converted into or represent a right to receive the applicable consideration for such shares set forth in this Agreement, if any, but the holder of such Dissenting Shares shall only be entitled to such appraisal rights as are granted by the Idaho Acts. If a holder of Outstanding Shares who demands appraisal of such Outstanding Shares under the Idaho Acts shall thereafter effectively withdraw or lose (through failure to perfect or otherwise) the right to appraisal with respect to such Outstanding Shares, then, as of the occurrence of such withdrawal or loss, each such Outstanding Share shall be deemed as of the Effective Time to have been converted into and represent only the right to receive, in accordance with Sections 2.6 and 2.12, the applicable consideration for such shares set forth in this ARTICLE II.

(c) The Representative, on behalf of the Company, shall direct all negotiations and proceedings with respect to demands for appraisal under the Idaho Acts. The Representative shall comply in all respects with the provisions of the IBCA with respect to the Dissenting Shares. The Representative shall give the Parent notice of any demands for appraisal pursuant to the Idaho Acts, withdrawals of such demands and any other instruments served pursuant to the Idaho Acts and received by the Representative in connection therewith. Neither the Company nor the Surviving Corporation shall make any payment with respect to any demands for appraisal or offer to settle or settle any such demands without the prior written consent of the Representative and, to the extent such payments or settlement amounts (together with any prior payments or settlement amounts relating to Dissenting Shares) would exceed the Special Escrow Amount, the prior written consent of the Parent.

2.10 Closing of Transfer Books. From and after the Effective Time, the stock transfer books of the Company shall be closed and no transfer of Common Stock or Preferred Stock shall thereafter be made. From and after the Effective Time, the holders of Certificates evidencing ownership of Outstanding Shares immediately prior to the Effective Time shall cease to have any rights with respect to such Outstanding Shares, except as otherwise provided for in this Agreement or by Applicable Laws.

2.11 Paying Agent. Prior to the Effective Time, Parent and Representative shall appoint JP Morgan Chase Bank, National Association to act as the paying agent (the “Paying Agent”) for the payment of the Closing Merger Consideration and other payments hereunder in accordance with this Agreement and the terms and conditions of a Paying Agent Agreement substantially in the form attached hereto as Exhibit F (the “Paying Agent Agreement”). One-half of any fees incurred pursuant to the Paying Agent Agreement shall be paid by each of Parent, on the one hand, and the Company on the other.

2.12 Payments.

(a) Closing Payments. At the Closing, Parent shall pay or cause to be paid the following amounts by wire transfers of immediately available funds or other desired method of payment specified in accordance with this Agreement:

(i) Parent shall pay or cause to be paid the aggregate amount of the Closing Merger Consideration to the Paying Agent pursuant to the Paying Agent Agreement in trust for the benefit of the Shareholders entitled to receive payments pursuant to this Agreement and to be administered by the Paying Agent in accordance with the provisions of the Paying Agent Agreement. Subject to Sections 2.6(b) and 2.9 and the Paying Agent Agreement, Parent shall direct the Paying Agent to pay to each Shareholder that has delivered to Paying Agent a completed and duly executed a letter of transmittal in the form attached hereto as Exhibit G (each, a “Letter of Transmittal”) and Certificate(s) for cancellation (or an affidavit of lost Certificate(s) as contemplated by the Letter of Transmittal) representing all Outstanding Shares held by such Shareholder on or prior to the Closing Date a cash payment in an amount equal to such Shareholder’s Pro Rata Share of the Closing Merger Consideration in accordance with the payment instructions set forth by such Shareholder in the Letter of Transmittal.

(ii) Parent shall pay or cause to be paid to the Company, for corresponding distribution by the Company to each Carve-Out Recipient a cash payment in the amount and in the manner set forth opposite such Carve-Out Recipient’s name on Schedule 2.12(a)(ii), less applicable withholding.

(iii) Parent shall pay or cause to be paid all Company Transaction Costs that remain unpaid as of the Closing Date in accordance with the Pay-Off Letters.

(iv) Parent shall deposit the Escrow Amount and Special Escrow Amount in the Escrow Account in accordance with Section 2.13 and the Escrow Agreement.

(b) Post-Closing Payments. From and after the Closing and subject to the terms of the Paying Agent Agreement, Parent shall direct the Paying Agent promptly to pay or cause to be paid, subject to Sections 2.6(b) and 2.9, to each Shareholder entitled to receive a portion of the Closing Merger Consideration that delivers a Letter of Transmittal and Certificate(s) for cancellation (or an affidavit of lost Certificate(s) as contemplated by the Letter of Transmittal) to Paying Agent at any time after the Closing Date, the amount (without interest) that would have been payable to such Shareholder pursuant to Section 2.12(a) if such Shareholder had delivered such documents on or prior to the Closing Date. Any disbursements of the Escrow Account to the Shareholders following the Closing shall be made in accordance with the terms and conditions of the Escrow Agreement.

(c) Withholding. Each of the Company, the Surviving Corporation, the Paying Agent, the Escrow Agent and Parent shall be entitled to deduct and withhold from the consideration otherwise payable in connection with the transactions contemplated by this Agreement any amounts that the Company, the Surviving Corporation, the Paying Agent, the Escrow Agent or Parent, as the case may be, is required to deduct and withhold under the Code or any provision of Applicable Law, and shall duly pay such amounts to the appropriate Governmental Entity. The Company, the Surviving Corporation, the Paying Agent, the Escrow Agent and Parent shall be provided with any necessary Tax forms, including Form W-9 or the appropriate series of Form W-8, as applicable, or any similar information, from any Person receiving payments pursuant to this Agreement. If the Company, the Surviving Corporation, the Paying Agent, the Escrow Agent or Parent, as the case may be, so withholds amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which the Company, the Surviving Corporation, the Paying Agent, the Escrow Agent or the Parent, as the case may be, made such deduction or withholding. To the extent that any amounts paid pursuant to this Agreement are not reduced by such deductions or withholdings, such Person shall indemnify Parent and its Affiliates (including the Company) for any amounts imposed by any taxing authority, together with any costs and expenses related thereto (including reasonable attorneys’ fees and costs of investigation).

(d) Dissenting Share Payments. With respect to any Dissenting Shares (i) for which the appraisal rights are subsequently lost or withdrawn or (ii) for which the Surviving Corporation shall be obligated under Section 30-1-1324 of the IBCA to pay the estimated fair value of the Dissenting Shares, Parent shall direct the Paying Agent promptly to pay or cause to be paid the amount that is necessary to distribute to Shareholders pursuant to Sections 2.6 and 2.9 in the same manner as provided in Section 2.12(b). With respect to Dissenting Shares for which the appraisal rights have been properly perfected pursuant to the IBCA and have not been subsequently lost or withdrawn, upon the final determination of the amount due in respect of such Dissenting Shares in accordance with the IBCA and subject to any consent required under Section 2.9(c), the Surviving Corporation shall pay or cause to be paid such amounts and any amounts paid to the holders of Dissenting Shares in excess of the consideration that such holders would otherwise have been entitled to receive pursuant to ARTICLE II if such shares were not Dissenting Shares shall constitute Indemnified Dissenting Shares Losses for which Parent is entitled to indemnification in accordance with ARTICLE XIII.

2.13 Escrow. At the Effective Time $3,500,000 of the Merger Consideration (the “Escrow Amount”) and an amount equal to 100% of the aggregate Closing Merger Consideration attributable to Dissenting Shares (the “Special Escrow Amount”) shall be contributed to the Escrow Account. On the Closing Date, Parent shall establish an interest-bearing account (the “Escrow Account”) with JP Morgan Chase Bank, National Association (the “Escrow Agent”), on or prior to the Effective Time for the deposit of the Escrow Amount and Special Escrow Amount pursuant to this Section 2.13 in accordance with the terms and conditions of an escrow agreement in substantially the form attached hereto as Exhibit H to be entered into on the Closing Date among Parent, the Representative and the Escrow Agent (the “Escrow Agreement”). All interest earned on the Escrow Account shall first be used to pay any Escrow Account fees incurred post-Closing and second shall be added to the Escrow Account and treated for Tax purposes as income of Parent. The

Escrow Agent shall distribute five percent (5%) of the interest income earned on the cash in escrow to Parent within ten (10) days after the end of each calendar quarter for payment of Taxes on such income. The Escrow Account shall be in the name of Parent for the benefit of the Shareholders as Indemnifying Parties under this Agreement. The Special Escrow Amount, together with any interest or income earned thereon, shall be used to pay the amount of any Indemnified Dissenting Shares Losses, with any remaining amounts to be distributed to the Shareholders in accordance with their respective Pro Rata Share and the terms of the Escrow Agreement. The Escrow Amount together with any interest or income earned thereon, shall be used to pay (a) the amount, if any, to which Parent is entitled pursuant to this Section 2.13, Section 2.15(c), Section 7.1(g) and (to the extent not already paid out of the Adjustment Amount Difference pursuant to Section 2.15(c)) Section 15.8, and (b) the amount of any Indemnified Losses for which any of the Shareholders as Indemnifying Parties are obligated to indemnify an Indemnified Party under ARTICLE XIII, including, without limitation, the amount of any Indemnified Dissenting Share Losses in excess of the Special Escrow Amount, with any remaining amounts to be distributed to the Shareholders in accordance with their respective Pro Rata Share and the terms of the Escrow Agreement. One-half of any fees incurred in the establishment, maintenance or termination of the Escrow Account shall be paid by each of Parent, on the one hand, and the Company on the other. The Escrow Amount and Special Escrow Amount shall be disbursed in accordance with the provisions of ARTICLE XIII and the Escrow Agreement.

2.14 Closing Adjustment Amount. The Company shall deliver to Parent at least three (3) Business Days prior to the Closing Date, (i) an estimated balance sheet of the Company at and as of the close of business on the Closing Date (the “Initial Balance Sheet”) in form and substance reasonably acceptable to Parent, prepared by the Company in accordance with this Agreement and in accordance with the terms and conditions of Schedule 3.5(a), as consistently applied by the Company in accordance with the Company’s historical operations, and a good faith estimate of the Net Working Capital and Excess Cash as derived from the Initial Balance Sheet and (ii) a statement detailing (a) the Company’s good faith estimate of the calculation of the Merger Consideration and Closing Merger Consideration substantially in the form set forth on Schedule 2.14 and (b) the Company’s good faith estimate of Eligible Accounts Receivable as of the Closing Date (the “Closing Statement”). Parent and its representatives, including the Parent’s independent accountants, will be entitled to review all work papers of the Company and its representatives, including its independent accountants, relating to the Initial Balance Sheet. If Parent disputes the Initial Balance Sheet (or any portion thereof) prior to the Closing, then Parent and the Company will negotiate in good faith to attempt to resolve any such dispute at or prior to the Closing. As used in this Agreement, the “Closing Adjustment Amount” means an amount equal to (i) the positive number, if any, resulting from the following calculation: (a) the Historical Net Working Capital minus (b) the Net Working Capital derived from the Initial Balance Sheet, or (ii) zero, if the calculation set forth in clause (i) of this sentence does not result in a positive number.

2.15 Final Adjustment Amount.

(a) As promptly as practicable, but in any event within 90 days after the Closing Date, Parent will prepare and deliver to the Representative a balance sheet of the Company at and as of 11:59 p.m. (Central Time) on the date hereof (the “Final Balance Sheet”) and a calculation of the Net Working Capital as derived from the Final Balance Sheet. The Final Balance Sheet will be prepared in accordance with this Agreement and in accordance with the Company’s historic past practice. Following the delivery of the Final Balance Sheet to the Representative, Parent and the Surviving Corporation will afford the Representative and its representatives an opportunity to examine the Final Balance Sheet and such supporting schedules and analyses as are reasonably necessary and appropriate to evaluate the Final Balance Sheet. Parent and the Surviving Corporation shall use commercially reasonable efforts to cooperate fully and promptly with the Representative and its representatives in such examination.

(b) If within 30 days following delivery of the Final Balance Sheet to the Representative, the Representative has not delivered to Parent written notice (the “Objection Notice”) of its objections to the Final Balance Sheet (such Objection Notice must contain a statement describing in reasonable detail the basis of such objections), then the Final Balance Sheet shall be deemed final and conclusive. If the Representative delivers the Objection Notice within such 30-day period, then Parent and the Representative shall endeavor in good faith to resolve the objections, for a period not to exceed 15 days from the date of delivery of the Objection Notice. If at the end of such 15-day period there are any objections that remain in dispute, then the remaining objections in dispute shall be submitted for resolution to a Person mutually acceptable to the Representative and Parent (the “Referee”). The Referee shall determine any unresolved items within 30 days after the objections that remain in dispute are submitted to it, and Parent and the Representative shall use their commercially reasonable efforts to cooperate with any investigations of the Referee. If any remaining objections are submitted to the Referee for resolution, (i) each party shall furnish to the Referee such work papers and other documents and information relating to such objections as the Referee may request and are available to that party or its Subsidiaries (or its independent public accountants) and will be afforded the opportunity to present to the Referee any material relating to the determination of the matters in dispute and to discuss such determination with the Referee; (ii) to the extent that a value has been assigned to any objection that remains in dispute, the Referee shall not assign a value to such objection that is greater than the greatest value for such objection claimed by either party or less than the smallest value for such objection claimed by either party; (iii) the determination by the Referee as set forth in a written notice delivered to both parties by the Referee, shall be made in accordance with this Agreement and shall be binding and conclusive on the parties and shall constitute an arbitral award that is final, binding and unappealable and upon which a judgment may be entered by a court having jurisdiction thereof; and (iv) the fees and expenses of the Referee shall be paid by the party whose aggregate claimed value of matters submitted to the Referee for resolution is furthest from the final aggregate value for such matters determined by the Referee.

(c) As used in this Agreement, the “Final Adjustment Amount” means an amount equal to (i) the positive number, if any, resulting from the following calculation: (a) the Historical Net Working Capital minus (b) the Net Working Capital as derived from the Final Balance Sheet or (ii) zero, if the calculation set forth in clause (i) of this sentence does not result in a positive number. To the extent that the Final Adjustment Amount is less than the Closing Adjustment Amount, Parent will pay to the Representative for the benefit of the Shareholders, within ten (10) Business Days of the final determination of the Final Adjustment Amount, an amount equal to (a) the Closing Adjustment Amount minus (b) the Final Adjustment Amount. To the extent that the Final Adjustment Amount is greater than the Closing Adjustment Amount, an amount equal to (a) the Final Adjustment Amount minus (b) the Closing Adjustment Amount (such difference, the “Adjustment Amount Difference”), will be paid to Parent by the Escrow Agent from the Escrow

Account in accordance with the terms of the Escrow Agreement. To the extent permitted under Applicable Laws, the parties will treat (and will cause each of their respective Affiliates to treat) any payment under this Section 2.15(c) as an adjustment to the Merger Consideration for Tax purposes.

2.16 Accounts Receivable Amounts. For a period of 90 days following the Closing Date, Parent and the Surviving Corporation shall use commercially reasonable efforts, consistent with Parent’s ordinary course of business, to collect all Eligible Accounts Receivable of the Company set forth in the Closing Statement. Parent and the Surviving Corporation agree that during such period they will not offer any discount, setoff, rebate, forgiveness, waiver or other accommodation on such Eligible Accounts Receivable without receiving the approval of the Representative, such approval not to be unreasonably withheld or delayed. Promptly following the end of such 90-day period, Parent shall pay or cause to be paid to the Representative the amount of collections received by Parent or the Surviving Corporation on such Eligible Accounts Receivable (the “Accounts Receivable Amounts”) by wire transfer of immediately available funds to an account designated by the Representative. The Representative shall be responsible for directing the distribution of the Accounts Receivable Amounts to the Shareholders and Parent shall be entitled to fully rely on such directions and shall have no liability to any Shareholder or any other party for acting in reliance thereon.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent and Merger Subsidiary (with the understanding and acknowledgement that Parent and Merger Subsidiary would not have entered into this Agreement without being provided with the representations and warranties set forth herein, and that these representations and warranties constitute an essential and determining element of this Agreement) that, except as set forth in a Schedule corresponding in number to the applicable subsection of this ARTICLE III (the “Company Disclosure Schedule”):

3.1 Organizational Matters.

(a) Organization, Standing and Power to Conduct Business. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Idaho; has the requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted and as currently proposed to be conducted; and is duly qualified and in good standing to do business as a foreign corporation in each jurisdiction in which qualification is required because of the Company’s activities, facilities, ownership or any other factor. The directors of the Company are set forth on Schedule 3.1(a).

(b) Charter Documents. The Company has delivered to Parent true and complete copies of the articles of incorporation and bylaws of the Company, in each case as amended to date and currently in effect (such instruments and documents, the “Company Charter Documents”). The Company is not in violation of any of the provisions of the Company Charter Documents.

(c) Subsidiaries. The Company does not have any Subsidiaries.

(d) Powers of Attorney. There ar e no outstanding powers of attorney executed by or on behalf of the Company.

3.2 Capital Structure.

(a) Capital Stock.

(i) The authorized capital stock of the Company consists of 90,000,000 shares of Common Stock, no par value per share, and 50,000,000 shares of Preferred Stock, no par value per share, all of which are designated Series C Preferred Stock.

(ii) At the date hereof; (A) there are 24,883,976 shares of Common Stock and 36,840,167 shares of Series C Convertible Preferred Stock issued and outstanding; and (B) the Company has no other issued or outstanding shares of capital stock. All of the issued and outstanding shares of capital stock of the Company have been duly authorized and validly issued and are fully paid, non-assessable and are not subject to any preemptive rights.

(iii) No shares of Common Stock, Preferred Stock or other capital stock of the Company are held as treasury stock or are owned by the Company.

(iv) Schedule 3.2(a)(iv) sets forth a true and complete list of the names in which all of the issued and outstanding shares of Common Stock and Preferred Stock have been registered, showing the number of shares of Common Stock and Preferred Stock held by each such registered holder.

(b) Other Securities. Except as listed on Schedule 3.2(b), there are no shares of capital stock or other securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which the Company is a party or by which it is bound obligating the Company to (A) issue, deliver or sell, or cause to be issued, delivered or sold, shares of capital stock or other securities of the Company, (B) issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking or (C) issue or distribute to holders of any shares of capital stock of the Company any evidences of indebtedness or assets of the Company. The Company is not under any obligation to purchase, redeem or otherwise acquire any shares of its capital stock or any interest therein or to pay any dividend, or make any other distribution with respect thereto.

(c) No Agreements. Other than as listed on Schedule 3.2(c), there is no agreement, written or oral, between the Company and any Securityholder nor other Person relating to the issuance, acquisition (including rights of first refusal or preemptive rights), disposition, registration under the Securities Act of 1933, as amended (the “Securities Act”), or voting of the capital stock of the Company.

(d) Compliance with Laws. All outstanding shares of Common Stock and Preferred Stock and any rights to acquire capital stock or other securities of the Company have been issued in compliance with all applicable securities laws and all other Applicable Laws.

(e) Merger Consideration and Other Payments. No Person will be entitled to receive and, to the Knowledge of the Company, no Person is reasonably likely to make any claim to a portion of the Merger Consideration, or any other payment or consideration as a result of the transactions contemplated by this Agreement or any other Transaction Document, other than the Shareholders and the Carve-Out Recipients.

3.3 Authority and Due Execution.

(a) Authority. The Company has all requisite corporate power and authority to enter into this Agreement and the other Transaction Documents to which it is a party and to consummate the transactions contemplated hereby or thereby. The execution, delivery and performance of this Agreement and the other Transaction Documents by the Company, and the consummation of the transactions contemplated hereby or thereby, have been, or, in the case of the Requisite Shareholder Approval, will have been prior to the Closing Date, duly authorized by all necessary corporate action on the part of the Company, and no other corporate proceedings on the part of the Company are necessary to authorize the execution, delivery and performance of this Agreement and the other Transaction Documents by the Company or to consummate the transactions contemplated hereby or thereby.

(b) Due Execution. This Agreement and each other Transaction Document to which the Company is a party has been, or upon execution and delivery will be, duly executed and delivered by the Company and, assuming due execution and delivery by Parent, Merger Subsidiary and other parties hereto and thereto, constitutes, or upon execution and delivery, will constitute, the valid and binding obligation of the Company, enforceable against the Company in accordance with their respective terms, except to the extent such enforceability may be subject to, and limited by, applicable bankruptcy, insolvency, reorganization, moratorium, receivership and similar laws affecting the enforcement of creditors’ rights generally, and general equitable principles.

3.4 Non-Contravention and Consents. Except as set forth on Schedule 3.4:

(a) Non-Contravention. The execution and delivery of this Agreement and each other Transaction Document by the Company does not, and the performance of this Agreement and each other Transaction Document by the Company will not, (i) conflict with or violate the Company Charter Documents, (ii) conflict with or violate any Applicable Laws, or (iii) result in any breach of or constitute a default (or an event that with or without notice or with lapse of time or both would become a default) under, or impair the rights or increase or adversely alter the obligations of the Company under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the properties or assets of the Company pursuant to, any Contract.

(b) Contractual Consents. No Consent under any Contract is required to be obtained by the Company in connection with the execution, delivery or performance of this Agreement or any other Transaction Document or the consummation of the transactions contemplated hereby or thereby.

(c) Governmental Consents. No Consent of any federal, state, municipal, or local government of the United States or any foreign government, any instrumentality, subdivision, department, ministry, board, court, administrative agency or commission, or other governmental entity or instrumentality or political subdivision thereof, or any quasi-governmental or private body exercising any executive, legislative, judicial, regulatory, taxing, importing or other governmental functions (a “Governmental Entity”) is required to be obtained or made by the Company in connection with the execution, delivery and performance of this Agreement or any other Transaction Document by the Company or the consummation of the transactions contemplated hereby or thereby, except for the filing of the Delaware Certificate of Merger with the Secretary of State of the State of Delaware and the filing of the Idaho Statement of Merger and the Restated Articles of the Surviving Corporation with the Secretary of State of the State of Idaho.

3.5 Financial Statements.

(a) Financial Statements. The Company has prepared unaudited financial statements of the Company (consisting of a balance sheet, statement of operations and statement of cash flows) based solely on information provided by the Company for the period ended December 31, 2010, and the four-month period ended April 30, 2011 (collectively, the “Financial Statements”). The Financial Statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of the dates, and for the periods, indicated therein. The Company maintains a system of accounting in accordance with the terms and conditions set forth on Schedule 3.5(a). The Initial Balance Sheet will be prepared by the Company in accordance with this Agreement in accordance with the terms and conditions of Schedule 3.5(a), as consistently applied by the Company in accordance with the Company’s historical operations.

(b) Absence of Liabilities. Except as set forth or reserved for in the Financial Statements or as set forth on Schedule 3.5(b), the Company has no liabilities, whether accrued, absolute, contingent, matured, unmatured or otherwise, and whether or not required to be reflected in accordance with the Company’s historic past practice, other than (i) liabilities incurred in the ordinary course of business subsequent to the date of the most recent Financial Statements and (ii) executory obligations under contracts and commitments incurred in the ordinary course that are not required to be reflected in the Financial Statements, which contracts and commitments are not in default and have been disclosed to Parent, and which liabilities and adjustments referred to in clauses (i) and (ii) individually or in the aggregate, are not material to the financial condition or operating results of the Company.

3.6 Indebtedness. Except as reflected in the Financial Statements and Schedule 3.6, the Company does not have any Indebtedness of any type (whether accrued, absolute, contingent, matured, unmatured or otherwise) as of the date hereof. The Company is not a guarantor or otherwise liable for any liability or obligation (including Indebtedness) of any other Person. Schedule 3.6 lists each item of Indebtedness identifying the creditor including name and address, the type of instrument under which the Indebtedness is owed and the amount of the Indebtedness as of the close of business on the Business Day immediately prior to the date hereof. With respect to each item of Indebtedness, the Company is not in default, no payments are past due, and no circumstance exists that, with notice, the passage of time or both, could constitute a default by the Company under any item of Indebtedness. The Company has not received any notice of a default, alleged failure to perform or any offset or counterclaim with respect to any item of Indebtedness that has not been fully remedied and withdrawn. The consummation of the transactions contemplated by this Agreement or any other Transaction Document to which the Company is a party will not cause a default, breach or an acceleration, automatic or otherwise, of any conditions, covenants or any other terms of any item of Indebtedness. The Company is not a guarantor or otherwise liable for any liability or obligation (including Indebtedness) of any other Person. As of the Closing Date, the Company shall not have any Indebtedness of any type (whether accrued, absolute, contingent, matured, unmatured or otherwise) other than the Company Indebtedness reflected on the Closing Statement.

3.7 Litigation. Except as set forth on Schedule 3.7, there is no claim, action, suit or proceeding, or governmental inquiry or investigation (each, a “Legal Proceeding”), pending, or to the Knowledge of the Company, threatened against the Company, nor to the Knowledge of the Company is there any basis for any such claim, action, suit, proceeding, inquiry or investigation. There is no injunction, judgment, decree or order against the Company. The Company has no pending or threatened Legal Proceedings against other parties.

3.8 Tax Matters

(a) Definition of Taxes. For the purposes of this Agreement, the term “Tax” or, collectively, “Taxes” shall mean (i) any and all U.S. federal, state, local and non-U.S. taxes, assessments and other governmental charges, duties, impositions, contributions (including social security and equivalent contributions) and liabilities, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, employment, escheat, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts, (ii) any liability for the payment of any amounts of the type described in clause (i) of this Section 3.8(a) as a result of being or ceasing to be a member of an affiliated, consolidated, combined, unitary or similar group for any period (including any arrangement for group or consortium relief or similar arrangement), and (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) of this Section 3.8(a) as a result of any obligation to indemnify any other Person or as a result of any obligations under any agreements or arrangements with any other Person with respect to such amounts and including any liability for taxes of a predecessor or transferor or otherwise by operation of law.

(b) Tax Returns and Audits.

(i) The Company has prepared and timely filed, giving effect to all applicable extensions, all required income Tax Returns and other material Tax Returns relating to any and all Taxes concerning or attributable to the Company or its operations and such Tax Returns are true and correct and completed in accordance with Applicable Laws.

(ii) The Company has timely paid all Taxes required to be paid and timely paid or withheld with respect to its employees and other third parties (and timely paid over any withheld amounts to the appropriate Taxing Authority) all income taxes, Federal Insurance Contribution Act amounts, Federal Unemployment Tax Act amounts and other Taxes required to be withheld.

(iii) The Company has not been delinquent in the payment of any Tax, there is no Tax deficiency outstanding, assessed or proposed against the Company, and the Company has not executed any outstanding waiver of any statute of limitations on or extension of the period for the assessment or collection of any Tax.

(iv) No audit or other examination of any Tax Return of the Company is presently in progress, nor has the Company been notified of any request for such an audit or other examination. No adjustment relating to any Tax Return filed by the Company has been proposed by any Tax authority to the Company or any representative thereof. No claim has ever been made by an authority in a jurisdiction where Company does not file Returns that it is or may be subject to taxation by that jurisdiction.

(v) The Company did not have any liabilities for unpaid Taxes as of April 30, 2011 that had not been accrued or reserved on the balance sheet of the Company dated as of April 30, 2011, whether asserted or unasserted, contingent or otherwise, and the Company has not incurred any liability for Taxes since April 30, 2011 other than in the ordinary course of business. Any Taxes of the Company relating or attributable to any Pre-Closing Tax Period that are not paid as of the Closing, including any such Taxes that are not yet due and payable and including Transaction Payroll Taxes, will be included in Total Current Liabilities for purposes of calculating the Final Adjustment Amount.

(vi) The Company has made available to Parent or its legal counsel or accountants copies of all income Tax Returns and other material Tax Returns for the Company filed for all periods since its inception.

(vii) There are (and immediately following the Effective Time there will be) no Liens on the assets of the Company relating to or attributable to Taxes other than Liens for Taxes not yet due and payable.

(viii) The Company is not, and has not been at any time, a “United States Real Property Holding Corporation” within the meaning of Section 897(c)(2) of the Code.

(ix) Except as set forth on Schedule 3.8(b)(ix), the Company has (a) never been a member of an affiliated group (within the meaning of Code §1504(a)) filing a consolidated U.S. federal income Tax Return, (b) never been a party to any Tax sharing, indemnification or allocation agreement, nor does the Company owe any amount under any such agreement, (c) no liability for the Taxes of any Person under Treas. Reg. § 1.1502-6 (or any similar provision of state, local or non-U.S. law, including any arrangement for group or consortium relief or similar arrangement), as a transferee or successor, by contract, by operation of law or otherwise, or (d) never been a party to any joint venture, partnership or other agreement that could be treated as a partnership for Tax purposes.

(x) The Company has not engaged in a reportable transaction under Treas. Reg. § 1.6011-4(b), including any transaction that is the same as or substantially similar to one of the types of transactions that the Internal Revenue Service has determined to be a tax avoidance transaction and identified by notice, regulation, or other form of published guidance as a listed transaction, as set forth in Treas. Reg. § 1.6011-4(b)(2).

(xi) The Company has not constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

(xii) The Company uses the accrual method of accounting for income Tax purposes.

(xiii) The Company will not be required to include any income or gain or exclude any deduction or loss from income for any taxable period or portion thereof after the Closing as a result of any (a) change in method of accounting made prior to the Closing, (b) closing agreement under Section 7121 of the Code executed prior to the Closing, (c) deferred intercompany gain or excess loss account under Treasury Regulations under Section 1502 of the Code in connection with a transaction consummated prior to the Closing (or in the case of each of (a), (b) and (c), under any similar provision of applicable law), (d) installment sale or open transaction disposition consummated prior to the Closing or (e) prepaid amount received prior to the Closing.

(xiv) The Disclosure Schedule sets forth the following information with respect to the Company: (a) the basis of the Company in its assets; (b) the amount of any net operating loss, net capital loss, unused investment, foreign, or other Tax credit and the amount of any limitation upon any of the foregoing; (c) the amount of any deferred gain or loss allocable to the Company arising out of any deferred intercompany transaction as defined in Treas. Reg. § 1.1502-13 or any similar provision of applicable law.

(xv) The Company is not subject to Tax in any country other than its country of incorporation or formation by virtue of having a permanent establishment, place of business or source of income in any other country.

(c) Executive Compensation Tax. Except as set forth on Schedule 3.8(c), there is no contract, agreement, plan or arrangement to which the Company is a party, including, without limitation, the provisions of this Agreement, covering any employee or former employee of the Company or other person, which, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to Sections 280G, 404 or 162(m) of the Code or any similar provision of Applicable Laws.

(d) Code Section 409A. Each “nonqualified deferred compensation plan” (as such term is defined in Section 409A(d)(1) of the Code) sponsored or maintained by the Company since January 1, 2005, has been operated since that date in good faith compliance with Section 409A of the Code, the final or proposed regulations thereunder, and any other IRS guidance issued with respect thereto, to the extent applicable to such plan. No nonqualified deferred compensation plan existing prior to January 1, 2005, which would otherwise not be subject to Section 409A of the Code, has been “materially modified” at any time after October 3, 2004. Each option or stock appreciation right to acquire Common Stock or other equity of the Company granted to or held by an individual who is or may be subject to United States taxation has an exercise price not less than the fair market value of the underlying equity as of the date such option or stock appreciation right was granted.

3.9 Title to Property and Assets.

(a) Personal Property. Except for Permitted Encumbrances or as set forth on Schedule 3.9(a), the Company has good and marketable title to, or valid leasehold interests in, all Personal Property used or held for use in its business or reflected in the Financial Statements. Such

Personal Property constitutes all Personal Property necessary or useful to conduct the business of the Company as it is currently conducted. Except as set forth on Schedule 3.9(a), none of such Personal Property is owned by any other Person, including a Securityholder or an Affiliate of a Securityholder, without a valid and enforceable right of the Company to use and possess such Personal Property, subject to the terms of any lease or other Contract relating thereto set forth in Schedule 3.9(a). Except as set forth on Schedule 3.9(a), none of such properties or assets is subject to any Lien, other than Permitted Encumbrances. Except as set forth on Schedule 3.9(a), any item of Personal Property used in or held for use in the conduct of the Company’s business (i) is in good operating condition and repair (ordinary wear and tear excepted), (ii) is available for immediate use in the business and operation of the Company as currently conducted, and (iii) permits the Company to operate in accordance with Applicable Laws.

(b) Customer Information. Except as set forth on Schedule 3.9(b), the Company has sole and exclusive ownership, free and clear of any Liens (other than Permitted Encumbrances), or the valid right to use, unrestricted by Contract, all lists, contact information, correspondence and licensing and purchasing histories relating to current and former customers and clients of the Company and visitors, readers, subscribers, attendees or other members of the audience, as the case may be, of a Company publication, presentation or website, subject in each case to the rights of each such Person in the information that pertains to it. Except as set forth on Schedule 3.9(b), no Person other than the Company (and each such customer) possesses any licenses, claims or rights with respect to the use of any such information owned by the Company.

(c) Leased Real Property. The Company does not own any real property, nor has the Company ever owned any real property. Schedule 3.9(c) sets forth a list of all real property currently leased by the Company or otherwise used or occupied by the Company for the operation of its business (the “Leased Real Property”). The Leased Real Property currently leased, used or occupied by the Company (i) is in good operating condition and repair, free from any material structural, physical and mechanical defects; (ii) is maintained in a manner consistent with standards generally followed with respect to similar properties; (iii) is available for use in and sufficient for the purposes and current demands of the business and operation of the Company as currently conducted; and (iv) is structurally sufficient and otherwise suitable for the conduct of the business as presently conducted.

3.10 Intellectual Property and Related Matters.

(a) Technology. Except for the Third Party Technologies and the Public Software, and except as set forth in Schedule 3.10(a), the Company owns all right, title and interest in and to the following, free and clear of all Liens: (a) all Company Products, computer programs, specifications, source code, object code, graphics, devices, techniques, algorithms, methods, technology, processes, procedures, packaging, trade dress, formulae, drawings, designs, concepts, user interfaces, “look and feel,” software or development tools and content that are now or prior to the Effective Date have been, or are currently proposed to be, developed, produced, used, marketed or sold in the business of the Company; (b) any and all updates, enhancements, corrections, modifications, improvements and new releases related to the items set forth in (a), above; (c) any and all technology and work in progress related to the items set forth in (a) and (b), above; and (d) all inventions, discoveries, processes, designs, trade secrets, know-how, IP Rights and other confidential or proprietary information related to the items set forth in (a), (b), and (c), above

(collectively, the “Technology”). The Technology, excluding the Third Party Technologies and the Public Software (both as defined below), and except as set forth in Schedule 3.10(a) , is sometimes referred to as the “Company Technology.” Except as set forth in Schedule 3.10(a), all Company Technology was developed solely by either (A) employees of the Company acting within the scope of their employment who have validly and irrevocably assigned all of their rights, including all IP Rights therein or related thereto, to the Company or (B) by third parties who have validly and irrevocably assigned all of their rights, including all IP Rights therein or related thereto, to the Company.

(b) Third Party Technology. Schedule 3.10(b) sets forth a list of all Technology used in the business of the Company for which the Company does not own all right, title and interest (collectively, the “Third Party Technologies”), and all license agreements or other Contracts pursuant to which the Company has the right to use (in the manner used by the Company, or intended or necessary for use with the Company Technology) the Third Party Technologies (the “Third Party Licenses”), indicating, with respect to each of the Third Party Technologies listed, the owner and the Third Party License and the identity of the entities (i.e. the Company) with the rights under the Third Party License, and any royalties to be paid thereunder. The Company has the lawful right to use (a) such Third Party Technology that is incorporated in or used in the development or production of the Company Technology, and (b) all other Third Party Technology necessary for the conduct of the business of the Company as now conducted and as proposed to be conducted. All Third Party Licenses are valid, binding and in full force and effect; the Company and, to the Knowledge of the Company, each other party thereto have performed in all material respects their obligations thereunder, and neither the Company nor, to the Knowledge of the Company, any other party thereto is in default thereunder, nor has there occurred any event or circumstance which with notice or lapse of time or both would constitute a default or event of default, on the part of the Company or, to the Knowledge of the Company, any other party thereto or give to any other party thereto the right to terminate or modify any Third Party License. The Company has not received notice that any party to any Third Party License may intend to cancel, terminate or refuse to renew (if renewable) such Third Party License or to exercise or decline to exercise any option or right thereunder. The consummation of the transactions contemplated by this Agreement and the other Transaction Documents will neither violate, nor result in the breach, modification, cancellation, termination or suspension of any Third Party License by their terms. The Company is in compliance with, and has not breached any term of, any such Third Party License. Except as set forth on Schedule 3.10(b), following the Closing, the Parent Group will be permitted to exercise all of the rights under such Third Party License by their terms to the same extent Company had been or purported to have been exercising prior to the consummation of transactions contemplated by this Agreement and the other Transaction Documents and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which Company would otherwise be required to pay. There is no provision in any of such Third Party License that the consummation of the transactions contemplated by this Agreement or the other Transaction Documents requires the Parent Group to (i) grant to any third party any right to or with respect to any intellectual property owned by, or licensed to, Parent or any of its Affiliates prior to the Closing, (ii) be bound by, or subject to, any non-compete or other restriction on the operation or scope of the Parent Group’s businesses, or (iii) be obligated to pay any royalties or other amounts to any third party in excess of those payable by Company prior to the Closing.

(c) Trademarks. Schedule 3.10(c) list(s) all Trademarks used by the Company in its business (the “Company Marks”). The Company has full legal and beneficial ownership, free and clear of any Liens, of all rights conferred by use of the Company Marks in its business and, as to those Company Marks that have been registered in the United States Patent and Trademark Office (the “PTO”), by federal registration of the Company Marks.

(d) Intellectual Property Rights. Schedule 3.10(d) sets forth all Company Registered Intellectual Property and, with respect to each item, (v) the jurisdiction of registration, (w) the date of such application and registration, (x) the application number and registration number, (y) the current status of such item, and (z) a summary of all proceedings, mediation, arbitration, claims, notices, or actions before any court or tribunal (including any IP Authorities) or claims of infringement, invalidity or the like related to such item of which the Company has Knowledge. The Company owns all right, title and interest, free and clear of any Liens, in and to Company Intellectual Property (collectively, the “IP Rights”). Except as set forth in Schedule 3.10(d), such IP Rights and the Company’s rights in the Third Party Technology pursuant to the Third Party Licenses constitute all necessary rights in all Intellectual Property necessary for the conduct of the business of the Company as now conducted and as proposed to be conducted.

(e) Maintenance of Rights. The Company has not conducted its business, or used or enforced (or failed to use or enforce) the Company Intellectual Property, in a manner that would result in the diminishment, abandonment, cancellation or unenforceability of any item of the IP Rights or the registrations related to the Company Registered Intellectual Property, and the Company has not taken (or failed to take) any action that would result in the diminishment, forfeiture or relinquishment of any IP Rights or the registrations related to the Company Registered Intellectual Property. Except as set forth in Schedule 3.10(e), all necessary registration, maintenance and renewal fees currently due in connection with such IP Rights and Company Registered Intellectual Property have been properly made. All necessary documents, recordations and certificates in connection with such IP Rights and Company Registered Intellectual Property have been filed with the relevant IP Authorities, as the case may be, for the purposes of maintaining such IP Rights and Company Registered Intellectual Property in such jurisdiction. Except as set forth in Schedule 3.10(e), thereare no actions that must be taken by the Company within ninety (90) days of the Closing Date that, if not taken, will result in the loss of any IP Right or the registrations related to the Company Registered Intellectual Property, including the payment of any registration, maintenance or renewal fees or the filing of any responses to actions, documents, applications or certificates filed with any IP Authorities for the purposes of obtaining, maintaining, perfecting or preserving or renewing any IP Right or the registration related to the Company Registered Intellectual Property. Other than pursuant to the agreements listed on Schedule 3.10(e), the Company has not granted to any third party any rights, licenses or permissions to use any of the Company Intellectual Property or the Company Registered Intellectual Property. Except pursuant to a written non-disclosure agreement listed on Schedule 3.10(e), no third party has received any confidential information relating to the Company Technology. Except as set forth in Schedule 3.10(e), the Company is not under any contractual or other obligation to disclose to any third party any Company Technology. Except as set forth in Schedule 3.10(e), the Company has not transferred ownership of, or granted any exclusive license with respect to, any Company Technology or the IP Rights that was at one time Company Technology or the IP Rights to any third party.

(f) Validity of Rights; Third Party Infringement. The Company has not received any notice or claim (whether written, oral or otherwise) challenging the Company’s IP Rights or claiming that any other person or entity has any legal or beneficial ownership with respect thereto; all IP Rights are legally valid, subsisting and enforceable without any qualification, limitation or restriction on their use, and neither the Company nor any Subsidiary has received any notice or claim (whether written, oral or otherwise) challenging the validity, subsistence or enforceability of any IP Rights. The Company has no Knowledge of any information, materials, facts, or circumstances, including any information or fact that would constitute prior art, that would render any IP Right or Company Registered Intellectual Property invalid or unenforceable, or would adversely affect any pending application for any IP Right or Company Registered Intellectual Property, and the Company has not misrepresented, or failed to disclose, and has no Knowledge of any misrepresentation or failure to disclose, any fact or circumstances in any application for any IP Right or Company Registered Intellectual Property that would constitute fraud or a misrepresentation with respect to such application or that would otherwise affect the validity or enforceability of any IP Right or Company Registered Intellectual Property. To the Knowledge of the Company, no other Person has infringed or misappropriated any part of the IP Rights or otherwise made any unauthorized use of the Company Technology or the Company Marks. The Company has not brought any action, suit or proceeding for infringement of any IP Right or Company Registered Intellectual Property or breach of any license or agreement involving any IP Right or Company Registered Intellectual Property and does not currently have any plans to do so.

(g) Infringement by the Company. The use of any of the Technology in the business of the Company does not conflict with, infringe, violate or interfere with or constitute an appropriation or misappropriation of any right, title or interest (including, but not limited to, any patent, copyright or trade secret right) held by any other person or entity, and there have been no claims made with respect thereto; the use of any of the Company Marks and other IP Rights in the business of the Company does not conflict with, infringe, violate or interfere with or constitute an appropriation or misappropriation of any right, title or interest (including, but not limited to, any patent, copyright, trademark or trade secret right) held by any other person or entity, and there have been no claims made with respect thereto; and the Company has not received any notice or claim (whether written, oral or otherwise) regarding any infringement, appropriation, misappropriation, misuse, abuse or other interference with any third party Intellectual Property or proprietary rights by the Company, the Technology or the Company Marks or other IP Rights or claiming that any other entity has any claim of infringement with respect thereto. Neither the Technology nor any IP Right is subject to any proceeding or outstanding claim, mediation, arbitration, notice, decree, order, judgment, contract, license, agreement, stipulation (other than those imposed by applicable law) or, to the Company’s Knowledge, the threat thereof restricting in any manner the use, transfer, or licensing thereof by Company, or which Company reasonably believes will affect the validity, use or enforceability of such Technology nor the IP Right.

(h) Confidentiality. The Company has not disclosed any source code regarding the Technology to any person or entity other than an employee of the Company and under a written nondisclosure agreement listed on Schedule 3.10(h); the Company has at all times maintained and diligently enforced commercially reasonable procedures to protect all confidential information relating to the Technology; none of the Company nor any escrow agent is under any contractual or other obligation to disclose the source code or any other proprietary information included in or relating to the Technology. Except as set forth on Schedule 3.10(h), the Company has not deposited any source code relating to the Technology into any source code escrows or similar arrangements, and no event has occurred that has or could reasonably form the basis for a release of such source code from such escrows or arrangements; nor will the consummation of transactions contemplated by this Agreement or the other Transaction Documents.

(i) Warranty Against Defects. The Technology is free from material defects and substantially conforms to the applicable written specifications, documentation and samples of such Technology.

(j) Domain Names. Schedule 3.10(j) lists all Domain Names used by the Company in its business. The Company has a valid registration and all material rights (free of any material restriction) in and to such Domain Names, including without limitation all rights necessary to continue to conduct the business of the Company as it is currently conducted.

(k) Indemnification. Except as set forth on Schedule 3.10(k), the Company has not entered into any agreement or offered to indemnify any Person against any charge of infringement by the Technology or IP Rights, or any other Intellectual Property or right. Except as set forth on Schedule 3.10(k), the Company has not entered into any agreement granting any Person the right to bring any infringement action with respect to, or otherwise to enforce, any of the Technology or IP Rights.

(l) Restrictions on Intellectual Property. None of the shareholders, directors, managers or officers of the Company and, to the Knowledge of the Company, none of the employees, consultants, distributors, agents, representatives or advisors of the Company has entered into any agreement regarding know how, trade secrets, assignment of rights in inventions, or prohibition or restriction of competition or solicitation of customers, or any other similar restrictive agreement or covenant, whether written or oral, with any Person other than the Company.

(m) Employee Agreements. Except as set forth on Schedule 3.10(m), each current employee and contractor of the Company has executed a proprietary information, confidentiality agreement in the form provided to Parent and no such employee, manager, member or contractor has excluded any inventions or other Intellectual Property from the scope of such agreement.

(n) Public Software. Except as listed on Schedule 3.10(n), the Company has not used any Public Software in connection with the development of its products or services or incorporated any Public Software into its products or services. The foregoing list shall contain (i) the name of the Public Software, (ii) the license name and version pursuant to which Company has received a license to such Public Software, and (iii) a short statement regarding how the Public Software is being used by Company. Notwithstanding the foregoing, (a) the Company is in full compliance with all Public Software license agreements to which Company is a party, and (b) the use or incorporation of Public Software by the Company has not and does not (i) grant to any third party any rights in products, services, Technology or IP Rights of the Company, (ii) require the licensing, disclosure, or distribution of any source code developed by or for the Company, (iii) require the Company to license the use of its products or services to third parties without charge, or (iv) create restrictions on or immunities to Company’s enforcement of its IP Rights.

(o) Viruses. The Company employs commercially reasonable measures to ensure that its products do not contain any Viruses. For the purposes of this Agreement, “Virus” means any computer code intentionally designed to disrupt, disable, or harm in any manner the operation of any software or hardware or to allow a third party to have access to the user’s computer or network without such user’s authority.

(p) Data. Except as set forth on Schedule 3.10(p), all data which has been collected, stored, maintained or otherwise used by the Company has been collected, stored, maintained and used in accordance with all applicable laws, rules, regulations, guidelines, contracts, and industry standards. The Company has not received a notice of noncompliance with applicable data protection laws, rules, regulations, guidelines or industry standards. The Company has made all registrations required to be made in relation to the processing of data, and are in good standing with respect to such registrations, with all fees due within ninety (90) days of the date hereof duly made. Except as set forth on Schedule 3.10(p), the practices of the Company are, and have always been, in compliance with (i) their then-current privacy policy, including the privacy policy posted on Company’s websites, and (ii) their customers’ privacy policies, when required to do so by contract. The Company has implemented and maintained appropriate and reasonable measures to protect and maintain the confidential nature of any personal information. The Company has adequate technological and procedural measures in place to protect personal information collected by either the Company against loss, theft and unauthorized access or disclosure. Except as set forth on Schedule 3.10(p), the Company has the full power and authority to transfer any and all rights in any individual’s personal information in the possession or control of the Company to the Parent Group. Except as set forth on Schedule 3.10(p), the Company is not subject to any obligation that would prevent the Parent Group from using the personal information in a manner consistent with any law or industry standard regarding the collection, retention, use, or disclosure of such information.

(q) Outbound Licenses. Except as set forth on Schedule 3.10(q), since April 30, 2011, the Company has not granted any license to any Company Technology.

(r) Computer Systems. The Company owns, leases or licenses all Computer Systems that are necessary for the operation of its business as currently conducted. Except as set forth on Schedule 3.10(r), in the past 12 months, there has been no failure or other material substandard performance of any Computer Systems which has caused any material disruption to the business of the Company. The Company has taken commercially reasonable steps to provide for the back up and recovery of data and information and has commercially reasonable disaster recovery plans, procedures and facilities and, as applicable, has taken commercially reasonable steps to implement such plans and procedures. The Company has taken commercially reasonable actions to protect the integrity and security of its Computer Systems and the software information stored thereon from unauthorized use, access, or modification by third parties. To the Knowledge of the Company, the Computer Systems do not contain any Virus.

3.11 Accounts Receivable. All of the accounts receivable of the Company reflected on the balance sheet of the Company as of the Closing Date and/or the Initial Balance Sheet are bona fide, arose or will have arisen from bona fide transactions in the ordinary course of business and are carried on the records of the Company at values determined in accordance with the Company’s historic past practice. Except as set forth on Schedule 3.11, No Person has any Lien on any of such accounts receivable, and no request or agreement for deduction or discount has been made with respect to any of such accounts receivable except as fully and adequately reflected in reserves for doubtful accounts set forth in the Financial Statements.

3.12 Compliance; Permits.

(a) Compliance. The Company has not failed to comply with or is not in conflict with, or in default or in violation of any Applicable Laws. Other than as described on Schedule 3.12(a), no investigation or review by any Governmental Entity is pending, or to the Knowledge of the Company, has been threatened, against the Company. To the Company’s Knowledge, there is no agreement, commitment, judgment, injunction, order or decree of any Governmental Entity binding upon the Company.

(b) Permits. The Company holds, to the extent required by Applicable Laws, all franchises, permits, certificates, licenses, consents, filings, sanctions, registrations, variances, exemptions, orders, authorizations and approvals from, and has made all declarations and filings with, all Governmental Entities (“Permits”) for the operation of the business of the Company as currently conducted including the sale, transport, export, import or shipment of any items or materials (whether in tangible form or otherwise) to any jurisdiction. No suspension or cancellation of any such Permit is pending or threatened, and, to the Knowledge of the Company, each such Permit is valid and in full force and effect, and the Company is in compliance with the terms of such Permits. Schedule 3.12(b) provides a complete list of all Permits held by the Company.

(c) Export and Import Laws. Except as set forth on Schedule 3.12(c), (a) the Company has not, within the past five years, violated any applicable U.S. Export and Import Laws, nor made a voluntary disclosure with respect to any violation of such laws, and the Company has been and is in compliance with all applicable Foreign Export and Import Laws; (b) the Company has prepared and timely applied for all import and export licenses required in accordance with U.S. Export and Import Laws and Foreign Export and Import Laws for the conduct of the Company’s business; and (c) the Company has at all times been in compliance with all Applicable Laws relating to trade embargoes and sanctions and no product, service or financing provided by the Company has been, directly or indirectly, provided to, sold to or performed for or on behalf of Cuba, Iran, Libya, North Korea, Sudan, Syria or any other country or Person against whom the U.S. maintains economic sanctions or an arms embargo.

(d) Export Proceedings. There is no export or import related proceeding, investigation or inquiry pending, or to the Knowledge of the Company, threatened against the Company or any officer or director (in their capacity as an officer or director of the Company) by or before (or, in the case of a threatened matter, that would come before) any Governmental Entity.

3.13 Brokers’ and Finders’ Fees. Except as set forth on Schedule 3.13, the Company has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or any other Transaction Document to which the Company is a party or any transaction contemplated hereby or thereby.

3.14 Restrictions on Business Activities. Other than as set forth in the Contracts listed on Schedule 3.14, complete and accurate copies of which the Company previously has provided to

Parent, the Company is not a party to or bound by any Contract under which the Company is, or Surviving Corporation or any of its Affiliates after the Closing will be, restricted from selling, licensing or otherwise distributing any Company Products or any other products or technology or from providing services to customers or potential customers or any class of customers, in any geographic area, during any period of time or in any segment of any market.

3.15 Employment and Contractor Matters.

(a) No Termination. Except as set forth on Schedule 3.15(a), to the Knowledge of the Company, as of the Closing Date, no consultant, contractor, executive, key employee or group of employees has any plan or intention to terminate employment with or service to the Company.

(b) Employees. To the Knowledge of the Company, no third party has claimed or has reason to claim that any employee, consultant or contractor of the Company: (i) is in violation of any term of any employment Contract, patent disclosure agreement, noncompetition agreement or any restrictive covenant with such third party by reason of such Person’s relationship with the Company; (ii) has disclosed to, or utilized on behalf of, the Company any Trade Secret or proprietary information of such third party; or (iii) has interfered in the employment relationship between such third party and any of its present or former employees. To the Knowledge of the Company, no Person employed by or affiliated with the Company has employed or proposed to employ any Trade Secret, information or documentation proprietary to any former employer or violated any confidential relationship with any third party in connection with the development, manufacture or sale of any product or currently proposed product, or the development or sale of any service or currently proposed service, of the Company. Schedule 3.15(b) sets forth (i) a complete list of the Company’s employees, (ii) the current compensation for each such employee, including base salary and expected or target bonuses, and (iii) any payments required or anticipated to be made or any benefit required or anticipated to be provided by the Company to any employee in connection with the transactions contemplated by this Agreement or any other change of control transaction, including, without limitation, cash payments, forgiveness of indebtedness, assumption of tax liability, severance benefits or vesting acceleration, and any agreement or understanding between the Company and any employee relating to any such payment or benefit.

(c) Labor Unions. None of the employees of the Company is represented by a labor union, and the Company is not subject to any collective bargaining or similar agreement with respect to any of its employees. The Company has not agreed to recognize any labor union or other collective bargaining representative nor, to the Knowledge of the Company, has any labor union or other collective bargaining representative been certified as the exclusive bargaining representative of any employees of the Company. To the Knowledge of the Company, no labor union or other collective bargaining representative represents or claims or is seeking to represent any employee of the Company. There is no labor dispute, strike, work stoppage or other labor trouble (including any organizational drive) against the Company pending or, to the Knowledge of the Company, threatened. To the Knowledge of the Company, no union organizational campaign or representation petition is currently pending with respect to any employees of the Company.

(d) Legal Compliance. None of the Company, nor to the Knowledge of the Company, any employee or representative of the Company, has committed or engaged in any unfair labor practice in connection with the conduct of the business of the Company, and there is no action, suit, claim, charge or complaint against the Company pending or, to the Knowledge of the Company, threatened or reasonably anticipated relating to any labor, safety or discrimination matters involving any employee of the Company, including charges of unfair labor practices or discrimination complaints. The Company is in compliance in all material respects with all Applicable Laws relating to employment, including laws relating to employment discrimination, labor relations, fair employment practices, payment of wages and overtime, leaves of absence, immigration, employee benefits, and affirmative action. To the Knowledge of the Company, all employees of the Company are lawfully authorized to work in the jurisdiction in which they are employed according to applicable immigration laws.

(e) WARN Act. The Company has not had any plant closings, mass layoffs or other terminations of employees of the Company which would create any obligations upon or liabilities for the Company under the Worker Adjustment and Retraining Notification Act or similar laws. The Company is not a party to any agreements or arrangements or subject to any requirement that in any manner restricts the Company from relocating, consolidating, merging or closing, in whole or in part, any portion of the business of the Company, subject to Applicable Laws.

3.16 Employee Benefit Plans.

(a) Schedule 3.16(a) lists each Employee Benefit Plan that the Company or any ERISA Affiliate maintains or has liability for or to which the Company or any ERISA Affiliate contributes or is a participating employer for the benefit of any current or former employee, director, consultant or independent contractor of the Company (collectively, the “Company Benefit Plans”). With respect to each Company Benefit Plan, the Company has provided to Parent true and complete copies of all current plan documents and summary plan descriptions, the most recent determination letter (or opinion letter) received from the Internal Revenue Service, all Form 5500 Annual Reports for the past three years, and all current trust agreements associated with such Company Benefit Plan.

(b) With respect to each Company Benefit Plan (and each related trust, insurance contract or fund), no event has occurred and there exists no condition or set of circumstances, in connection with which the Company or any ERISA Affiliate would reasonably be expected to be subject to any liability under ERISA, the Code or any other Applicable Law.

(c) Each Company Benefit Plan (and each related trust, insurance contract or fund) has been administered and operated in accordance with the terms of the applicable controlling documents and in accordance with the applicable provisions of ERISA, the Code and all other Applicable Laws in all material respects. Each Company Benefit Plan (including any material amendments thereto) that is capable of approval by, or registration for or qualification for special tax status with, the appropriate taxation, social security or supervisory authorities in the relevant jurisdiction has received such approval, registration or qualification or there remains a period of time in which to obtain such approval, registration or qualification retroactive to the date of any material amendment that has not previously received such approval, registration or qualification.

(d) All required reports, descriptions and disclosures have been filed or distributed appropriately and in accordance with Applicable Law with respect to each Company Benefit Plan. The requirements of Part 6 of Subtitle B of Title I of ERISA and of Section 4980B of the Code have been met with respect to each Company Benefit Plan that is a group health plan.

(e) All contributions (including all employer contributions and employee salary reduction contributions) that are due and owing have been timely paid to each Company Benefit Plan (or related trust or held in the general assets of the Company and accrued, as appropriate), and all contributions for any period ending on or before the Closing Date that are not yet due have been paid to each Company Benefit Plan (or related trust) or accrued in accordance with the Company’s historic past practice. All premiums or other payments for all periods ending on or before the Closing Date have been timely paid with respect to each Company Benefit Plan that is an Employee Welfare Benefit Plan.

(f) Each Company Benefit Plan that is an Employee Pension Benefit Plan and that is intended to meet the requirements of a “qualified plan” under Section 401(a) of the Code meets such requirements and has either received or applied for (or has time remaining to apply for) a favorable determination letter (or, in the case of a prototype plan, an opinion letter) from the Internal Revenue Service within the applicable remedial amendment periods, and no such determination letter or advisory letter has been revoked nor has revocation been threatened.

(g) Neither the Company nor any current or past ERISA Affiliate has ever maintained, established, sponsored, participated in, or contributed to any plan or arrangement subject to Title IV of ERISA or Section 412 of the Code; to any “multiemployer plan” as defined in Section 3(37) of ERISA; or to any multiple employer plan or any plan described in Section 413 of the Code. No Company Benefit Plan has unfunded liabilities that, as of the Effective Time, will not be offset by insurance or fully accrued and reflected on the November Balance Sheet. Neither the Company nor any ERISA Affiliate maintains any self-insured plan that provides benefits to any current or former employee of the Company.

(h) Except as set forth on Schedule 3.16(h), the Company does not maintain or contribute to, nor has the Company ever maintained or contributed to, any Employee Welfare Benefit Plan providing medical, health or life insurance or other welfare type benefits for current or future retired or terminated employees, their spouses or their dependents (other than in accordance with Section 4980B of the Code) that cannot be unilaterally terminated by the Company or an ERISA Affiliate.

(i) Neither the Company nor any ERISA Affiliate, nor to the Knowledge of the Company, any employee or representative of the Company or any ERISA Affiliate, has made any oral or written representation or commitment with respect to any aspect of any Company Benefit Plan that is not in accordance with the written or otherwise preexisting terms and provisions of such Company Benefit Plan. Neither the Company nor any ERISA Affiliate has entered into any Contract with any trade union, works council or other employee representative body or any number or category of its employees that would prevent, restrict or impede the implementation of any lay off, redundancy, severance or similar program within its or their respective workforces (or any part of them).

(j) There are no unresolved claims or disputes under the terms of, or in connection with, any Company Benefit Plan (other than routine undisputed claims for benefits), and no action or investigation, legal or otherwise, has been commenced with respect to any such claim or dispute or otherwise with respect to any Company Benefit Plan.

(k) With respect to each Company Benefit Plan that the Company or an ERISA Affiliate maintains or ever has maintained or to which any of them contributes or has ever contributed:

(i) There have been no Prohibited Transactions with respect to any such Company Benefit Plan that would subject the Company to a tax or penalty imposed pursuant to Section 4975 of the Code or Section 502(c), (i) or (l) of ERISA.

(ii) The Company (by way of indemnification, directly or otherwise) does not have and, to the Knowledge of the Company, no fiduciary has, any liability for breach of fiduciary duty or any failure to act or comply in connection with the administration or investment of the assets of any Company Benefit Plan.

(iii) No action, suit, proceeding, hearing or investigation with respect to the administration or the investment of the assets of any Company Benefit Plan (other than routine claims for benefits) is pending or, to the Knowledge of the Company, threatened, and to the Knowledge of the Company, there is no basis for any such action, suit, proceeding, hearing or investigation.

(l) Except as set forth on Schedule 3.16(l), neither the execution and delivery of this Agreement or any other Transaction Document to which the Company is a party nor the consummation of the transactions contemplated hereby or thereby will: (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any officer, director or employee of the Company; (ii) materially increase any benefits otherwise payable by the Company; or (iii) result in the acceleration of the time of payment or vesting of any such benefits. The Company has not made any payments, is not obligated to make any payments, and is not a party to any agreement that, as a result of the transactions contemplated by this Agreement, could reasonably be expected to obligate it to make payments that would result in a nondeductible expense under Section 280G of the Code.

(m) No Company Benefit Plan is funded with or allows for payments, investments or distributions in any employer security of the Company, including, but not limited to, employer securities as defined in Section 407(d)(1) of ERISA, or employer real property as defined in Section 407(d)(2) or ERISA.

(n) Neither the Company nor any ERISA Affiliate contributes to, or has any obligation to contribute to, or has any liability (including withdrawal liability as defined in Section 4201 of ERISA) under or with respect to any (i) Employee Benefit Plan that is a “defined benefit plan” as defined in Section 3(35) of ERISA or (ii) any Multiemployer Plan.

(o) No asset of the Company is subject to any Lien under ERISA or the Code.

3.17 Environmental Matters.

(a) Except as set forth in Schedule 3.17(a), the Company is and has at all times been in compliance with all Environmental Laws, and no action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand or notice has been made, given, filed or commenced or, to the Knowledge of the Company, threatened by any Person against the Company alleging any failure to comply with any Environmental Law or seeking contribution towards, or participation in, any remediation of any contamination of any property or thing with Hazardous Materials. The Company has obtained, and is and has at all times been in compliance with, all of the terms and conditions of, all Permits that are required under any Environmental Law and has at all times complied with all other limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables that are contained in any applicable Environmental Law.

(b) No physical condition exists on or under any property that may have been caused by or impacted by the operations or activities of the Company that could give rise to any investigative, remedial or other obligation under any Environmental Law or that could result in any kind of liability to any third party claiming damage to Person or property as a result of such physical condition.

(c) All properties and equipment used in the business of the Company are and have been free of Hazardous Materials except for any Hazardous Materials in small quantities found in products used by the Company for office or janitorial purposes in compliance with Environmental Law.

(d) The Company has provided to Parent true and complete copies of all internal and external environmental audits and studies in its possession or control relating to the Company and its operations and all correspondence on substantial environmental matters relating to the Company and its operations.

3.18 Material Contracts.

(a) Schedule 3.18(a) lists all Material Contracts as to which the Company is a party or otherwise has any obligations on the date hereof, including the name of the parties thereto, the date of each such Material Contract and each amendment thereto. All Material Contracts are in full force and effect.

(b) All Material Contracts are valid and enforceable and the Company is not in default thereunder, no payments or other obligations are past due and no circumstance exists that, with or without notice, the passage of time or both, could be reasonably expected to constitute a default under any Material Contract by the Company or, to the Knowledge of the Company, by any other party thereto.

(c) The Company has not received any notice of a default, alleged failure to perform or any offset or counterclaim with respect to any Material Contract that has not been fully remedied or withdrawn.

(d) The consummation of the transactions contemplated by this Agreement or any other Transaction Document to which the Company is a party will not affect the enforceability against any Person of any such Material Contract.

3.19 Insurance.

(a) The Company has been covered since its formation by insurance in scope and amount customary and reasonable for the business in which it has been engaged during such period.

(b) Schedule 3.19(a) sets forth the following information with respect to each insurance policy (including policies providing property, casualty, directors and officers liability, professional liability insurance, errors and omissions insurance, or workers’ compensation coverage and bond and surety arrangements) to which the Company has been a party, a named insured or otherwise the beneficiary of coverage at any time since 2002: (i) the name, address and telephone number of the agent or broker; (ii) the name of the insurer, the name of the policyholder and the name of each covered insured; (iii) the policy number and the period of coverage; (iv) the scope and amount of coverage; (v) a copy of each such policy; (vi) a copy of each broker or consultant Contract and a description of the fees and/or commissions; and (vii) a list of any person or entity listed as an additional insured under any such insurance policy. Except as set forth on Schedule 3.19(b), each of such insurance policies is legal, valid, binding, enforceable and in full force and effect and will continue to be legal, valid, binding, enforceable and in full force and effect on identical terms following consummation of the transactions contemplated by this Agreement and any other Transaction Document. Neither the Company, nor to the Knowledge of the Company, any other Person, is in breach or default under any such insurance policy (including with respect to the payment of premiums or the giving of notices), and to the Knowledge of the Company, no event has occurred that, with notice or the lapse of time or both, would constitute such a breach or default, or permit termination, modification or acceleration, under any such insurance policy. To the Knowledge of the Company, no party to any such insurance policy has repudiated any provision thereof.

(c) Schedule 3.19(c) describes any self insurance arrangements affecting the Company.

3.20 Transactions with Related Parties. Except as set forth on Schedule 3.20, no employee, officer, director, contractor, consultant or Securityholder of the Company, nor any member of his or her immediate family, is indebted to the Company, nor is the Company indebted (or committed to make loans or extend or guarantee credit) to any of them. To the Knowledge of the Company, other than as set forth on Schedule 3.20, no Securityholder and no employee, officer or director of the Company has any direct or indirect ownership interest in (a) any Person with which the Company is Affiliated or with which the Company has a business relationship or (b) any Person that competes with the Company (other than the ownership of less than 5% of the outstanding class of publicly traded stock in publicly traded companies that may compete with the Company). To the Knowledge of the Company, except as set forth on Schedule 3.20, no officer, director or Securityholder, nor any member of his or her immediate family, is, directly or indirectly, a party to or interested in any Contract with the Company or its Affiliates.

3.21 Books and Records. The minute books of the Company contain complete and accurate records of all meetings and other corporate actions of the shareholders and Board of Directors (including committees thereof) of the Company. The stock ledger of the Company is complete and reflects all issuances, transfers, repurchases and cancellations of shares of capital stock of the Company. True and complete copies of the minute books and the stock ledger of the Company have been made available to Parent and will be delivered to Parent at the Closing.

3.22 Internal Controls. The Company has established and maintains a process of internal control over financial reporting, as described in Schedule 3.22. The Company is not aware of any material weaknesses in its internal control over financial reporting. Since December 31, 2010, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

3.23 Absence of Changes. Except as set forth on Schedule 3.23 and except for the transactions contemplated by this Agreement, no Material Adverse Effect has occurred since April 30, 2011. Since April 30, 2011, the Company has conducted its business only in the ordinary course of business consistent with past practices, and the Company has not:

(a) failed to use commercially reasonable efforts to preserve intact the Company’s present business organization or to maintain its present officers, managerial personnel and key employees or key independent contractors and preserve its relationships with customers and suppliers and others having business dealings with it, other than in the ordinary course of business;

(b) failed to use commercially reasonable efforts to maintain its assets in their current condition, except for ordinary wear and tear, or failed to repair, maintain, or replace any of its equipment in accordance with the normal standards of maintenance applicable in the industry;

(c) amended, terminated, or failed to use commercially reasonable efforts to renew any Material Contract, or received any notice or other notification that any other Person has or intends to take any such actions;

(d) entered into any Contract either (i) that is a Material Contract or (ii) outside the ordinary course of business;

(e) accelerated performance or terms and provisions of, terminated (other than expiration of a Contract pursuant to the terms of such Contract in effect on the date of this Agreement), modified, or canceled any Contract (or series of related Contracts) to which the Company is a party or by which the Company or its assets are bound, or received notice of such acceleration, termination, modification or cancellation from any other Person;

(f) transferred or granted any license or sublicense of any rights under or with respect to any Company Intellectual Property other than in the ordinary course of business consistent with past practice;

(g) made any charitable or other capital contribution in excess of $10,000 individually or $20,000 in the aggregate or pledge to make any charitable or other capital contribution;

(h) adopted, terminated or amended any Company Benefit Plan, made any contribution to any Company Benefit Plan (other than regularly scheduled contributions) or increased in any manner the compensation or benefits of any officer, director, or employee or other personnel (whether employees or independent contractors);

(i) made any oral or written representation or commitment with respect to any aspect of any Company Benefit Plan that is not in accordance with the existing written terms and provision of such Company Benefit Plan;

(j) terminated any employee other than in the ordinary course of business consistent with past practice;

(k) acquired (including by merger, consolidation, or the acquisition of any equity interest or assets) or sold (whether by merger, consolidation, or the sale of an equity interest or assets), leased, or disposed of any assets except for fair consideration or in the ordinary course of business and consistent with past practice or, even if in the ordinary course of business and consistent with past practices, whether in one or more related transactions, in no event involving assets having an aggregate fair market value in excess of $10,000;

(l) mortgaged, pledged, or subjected to any Lien any of its assets, other than Permitted Encumbrances;

(m) made any loans, advances or capital contributions to, or investment in, any other Person;

(n) entered into any joint ventures, strategic partnerships or similar alliances;

(o) except as required by Applicable Laws or circumstances which did not exist as of April 30, 2011, changed any of the accounting principles or practices used by it;

(p) changed its practices and procedures in any material respect with respect to the collection of accounts receivable or offered to discount the amount of any account receivable or extended any other incentive (whether to the account debtor or any employee or third party responsible for the collection of receivables) with respect thereto;

(q) declared, paid or set aside assets for any dividend or otherwise or declared or made any other distribution with respect to its capital stock, or purchased, redeemed or acquired any shares of capital stock or other securities of the Company;

(r) incurred any Indebtedness not in the ordinary course of business;

(s) failed to pay any Indebtedness or any other accounts payable as it became due or changed its existing practices and procedures for the payment of Indebtedness or other accounts payable;

(t) discharged or settled any Legal Proceeding other than immaterial claims arising in the ordinary course of business, or cancelled, compromised, waived or released any right or claim other than immaterial rights or claims in the ordinary course of business;

(u) incurred or committed to incur any capital expenditures, capital additions or capital improvements in excess of $5,000 in the aggregate other than in the ordinary course of business consistent with past practice;

(v) adopted or changed any Tax accounting method, changed any Tax accounting period made or changed any material Tax election, entered into any closing agreement with respect to Taxes, settled or compromised any Tax claim or assessment, agree to any adjustment of any Tax or Tax asset or attribute, surrendered the right to any refund of Taxes or extended or waived the statutory limitation period applicable to any Tax claim or assessment; or

(w) authorized, approved, agreed to or made any commitment in writing or, to the Knowledge of the Company, orally to take any actions prohibited by this Agreement.

3.24 Product Warranties. Each product sold, licensed, distributed or delivered by the Company has been in conformity with all applicable contractual commitments and all express and implied warranties, and the Company has no liability (and, to the Knowledge of the Company, there is no basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand against the Company giving rise to any liability) for violations thereof or other damages in connection therewith, subject only to the reserve set forth in the Financial Statements. Except as set forth on Schedule 3.24, no product sold, licensed, distributed or delivered by the Company is subject to any guaranty, warranty, or other indemnity beyond the applicable standard terms and conditions of sale or lease. Schedule 3.24 includes copies of the standard terms and conditions of sale or lease for the Company (containing applicable guaranty, warranty, and indemnity provisions).

3.25 Suppliers and Major Customers. Schedule 3.25 lists each supplier of goods or services to the Company to whom the Company paid in the aggregate more than $100,000 during the 12-month period ended April 30, 2011 (the “Major Suppliers”), together with in each case the amount paid during such period. Schedule 3.25 also sets forth a list each customer of the Company from whom the Company received in the aggregate more than $100,000 in collections or accounts receivable during the 12-month period ended April 30, 2011 (the “Major Customers”), together with, in each case, the amount of collections and accounts receivable during such period. Except as set forth on Schedule 3.25, the Company is not engaged in any material dispute with any Major Supplier or Major Customer and, to the Knowledge of the Company, no Major Supplier or Major Customer has communicated to the Company that such Major Supplier or Major Customer intends to terminate, limit or reduce its business relations with the Company. The Company has received no communication indicating that the consummation of the transactions contemplated by this Agreement could have an adverse effect on the business relationship of the Company with any Major Supplier or Major Customer, and to the Knowledge of the Company, the consummation of the transactions contemplated by this Agreement is not reasonably likely to have an adverse effect on the business relationship of the Company with any Major Supplier or Major Customer.

3.26 Foreign Corrupt Practices. Excluding the payment of taxes, custom duties, license fees and other charges required to be paid by Applicable Laws, neither the Company, nor any of its officers, directors, employees or agents has made, offered or agreed to make any loan, gift, donation or other payment, directly or indirectly, to an official of any Governmental Entity in violation of the FCPA or its equivalent in any jurisdiction where the Company conducts business.

3.27 Disclosures. Neither this Agreement (including any Exhibit or Schedule hereto) nor any other Transaction Document to which the Company is a party nor any report, certificate or instrument furnished to Parent or Merger Subsidiary in connection with the transactions contemplated in this Agreement or any other Transaction Document to which the Company is a party, when read together, contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein or therein, in light of the circumstances under which they were made, not misleading. The Company does not have any Knowledge of any information or fact that has or would have a Material Adverse Effect on the Company that has not been disclosed to Parent in this Agreement (including the Exhibits and Schedules hereto).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE SHAREHOLDERS

Each of the undersigned Shareholders severally, but not jointly, represents and warrants to Parent and Merger Subsidiary (with the understanding and acknowledgement that Parent and Merger Subsidiary would not have entered into this Agreement without being provided with the representations and warranties set forth herein, and that these representations and warranties constitute an essential and determining element of this Agreement) that:

4.1 Authority and Due Execution.

(a) Authority. Such Shareholder has all requisite power and authority to enter into this Agreement and the other Transaction Documents to which it is a party and to consummate the transactions contemplated hereby or thereby. Such Shareholder’s execution, delivery and performance of this Agreement and the other Transaction Documents to which such Shareholder is a party, and the consummation of the transactions contemplated hereby or thereby, have been duly authorized by all necessary action (whether corporate or otherwise) on the part of such Shareholder, and no other proceedings on the part of such Shareholder are necessary to authorize the execution, delivery and performance of this Agreement and the other Transaction Documents by such Shareholder or to consummate the transactions contemplated hereby or thereby.

(b) Due Execution. This Agreement and each other Transaction Document to which such Shareholder is a party has been, or upon execution and delivery will be, duly executed and delivered by such Shareholder and, assuming due execution and delivery by Parent, Merger Subsidiary and other parties hereto and thereto, constitutes, or upon execution and delivery, will constitute, the valid and binding obligation of such Shareholder, enforceable against such Shareholder in accordance with their respective terms, except to the extent such enforceability may be subject to, and limited by, applicable bankruptcy, insolvency, reorganization, moratorium, receivership and similar laws affecting the enforcement of creditors’ rights generally, and general equitable principles.

4.2 Non-Contravention and Consents.

(a) Non-Contravention. Such Shareholder’s execution and delivery of this Agreement and each other Transaction Document to which it is a party does not, and the performance of its obligations hereunder or thereunder will not, (i) conflict with or violate any Applicable Laws, or (ii) result in a breach of, constitute a default (or an event that with or without notice or with lapse of time or both would become a default) under, or impair the rights or increase or adversely alter the obligations of the Company under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the properties or assets of the Company pursuant to, any Contract.

(b) Contractual Consents. No Consent under any Contract, to which a Shareholder is a party, is required to be obtained, by or with respect to such Shareholder, in connection with the execution and delivery of this Agreement or any other Transaction Document by Shareholder or the consummation of the transactions contemplated hereby or thereby.

(c) Governmental Consents. No Consent of any Governmental Entity is required to be obtained or made by such Shareholder in connection with the execution, delivery and performance of this Agreement or any other Transaction Document by such Shareholder or the consummation of the transactions contemplated hereby or thereby.

4.3 Rights to Intellectual Property. Such Shareholder owns no Intellectual Property Rights used by the Company.

4.4 Brokers or Finders. Except for the fee payable to American’s Growth Capital, which shall be paid at Closing in accordance with Section 2.12(a)(iii), such Shareholder has not incurred, and will not incur, directly or indirectly, as a result of any action taken by such Shareholder, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT

AND MERGER SUBSIDIARY

Parent and Merger Subsidiary jointly and severally represent and warrant to the Company as follows (with the understanding that the Company is relying on such representations and warranties in entering into and performing this Agreement):

5.1 Organization and Standing.

(a) Organization, Standing and Power to Conduct Business. Each of Parent and Merger Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Worldwide is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware.

(b) Charter Documents. Parent has delivered to the Company true and complete copies of Merger Subsidiary’s certificate of incorporation and bylaws, in each case as amended to date and currently in effect (such instruments and documents, the “Parent Charter Documents”). Neither Parent nor Merger Subsidiary is in violation of any of the provisions of the Parent Charter Documents.

5.2 Authority and Due Execution.

(a) Authority. Each of Parent, Worldwide and Merger Subsidiary have all requisite corporate power and authority to enter into this Agreement and the other Transaction Documents to which they are a party and to consummate the transactions contemplated hereby or thereby. The execution, delivery and performance of this Agreement and the other Transaction Documents to which Parent, Worldwide or Merger Subsidiary is a party, and the consummation by Parent, Worldwide or Merger Subsidiary of the transactions contemplated hereby or thereby, have been duly authorized by all necessary corporate action on the part of Parent, Worldwide and Merger Subsidiary and no other corporate proceedings on the part of Parent, Worldwide or Merger Subsidiary are necessary to authorize the execution, delivery and performance of this Agreement and the other Transaction Documents by Parent, Worldwide or Merger Subsidiary or to consummate the transactions contemplated hereby or thereby.

(b) Due Execution. This Agreement and each other Transaction Document to which either Parent, Worldwide or Merger Subsidiary is a party has been, or upon execution and delivery will be, duly executed and delivered by Parent, Worldwide and Merger Subsidiary and constitutes, or upon execution and delivery will constitute, the valid and binding obligations of Parent, Worldwide and Merger Subsidiary enforceable against them in accordance with their respective terms, except to the extent that such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, receivership and similar laws affecting the enforcement of creditors’ rights generally, general equitable principles or public policy.

5.3 Non-Contravention and Consents.

(a) Non-Contravention. The execution and delivery of this Agreement and each other Transaction Document by Parent, Worldwide and Merger Subsidiary does not, and the performance of this Agreement and each other Transaction Document by Parent, Worldwide and Merger Subsidiary will not: (i) conflict with or violate Parent’s, Worldwide’s or Merger Subsidiary’s certificate of incorporation or bylaws, in each case as amended to date and currently in effect; (ii) conflict with or violate any Applicable Laws; or (iii) result in any breach of or constitute a default (or an event that with or without notice or lapse of time or both would become a default) under, or impair the rights of Parent, Worldwide or Merger Subsidiary or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of Parent’s, Worldwide’s or Merger Subsidiary’s assets or properties pursuant to, any obligation to which the Parent, Worldwide or Merger Subsidiary is a party or by which Parent, Worldwide or Merger Subsidiary may be bound.

(b) Contractual Consents. No Consent under any agreement to which Parent, Worldwide or Merger Subsidiary is a party is required to be obtained in connection with the execution, delivery or performance of this Agreement or any other Transaction Document by Parent, Worldwide or Merger Subsidiary or the consummation of the transactions contemplated hereby or thereby.

(c) Governmental Consents. No Consent of any Governmental Entity is required to be obtained or made by Parent, Worldwide or Merger Subsidiary in connection with the execution, delivery and performance of this Agreement or any other Transaction Document by

Parent, Worldwide or Merger Subsidiary or the consummation of the transactions contemplated hereby or thereby, except for the filing of the Certificate of Merger with the Secretary of State of the State of Delaware.

5.4 Activities of Parent and Merger Subsidiary. The Merger Subsidiary was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and the Transaction Documents, and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby and thereby.

5.5 Available Funds. Parent or Worldwide will have, as of the Effective Time, sufficient funds in available cash in an amount necessary to make all payments set forth in ARTICLE II hereof.

ARTICLE VI

COVENANTS OF THE COMPANY

6.1 Conduct of Business. Except as contemplated by this Agreement or the other Transaction Documents to which the Company and Parent are each a party, or to the extent that Parent will otherwise consent in writing or as required by Applicable Laws, from the date of this Agreement until the Closing, the Company covenants and agrees that the Company will not:

(a) conduct its business outside the ordinary course inconsistently with past practices of the Company;

(b) take any action, or fail to take any action, that would be required to be listed on Schedule 3.23 if such action or failure to act had occurred after April 30, 2011;

(c) (i) merge or consolidate with or into any other Person; (ii) dissolve or liquidate; or (iii) sell, lease or exclusively license all or substantially all of its assets; or (iv) permit the sale or transfer of any shares of capital stock or interests therein;

(d) except with respect to the issuance of shares upon the exercise of options or warrants outstanding as of the date of this Agreement, issue, sell, pledge, dispose of, encumber or deliver (whether through the issuance or granting of any options, warrants, commitments, subscriptions, rights to purchase or otherwise) any shares of capital stock or other securities of any class or any options, warrants, calls, rights, commitments, agreements, arrangements or undertakings to issue, deliver or sell, or cause to be issued, delivered or sold, shares of capital stock or other securities of any class (except for the issuance of certificates to any Shareholder in replacement of lost certificates);

(e) other than the filing of the Articles of Merger with the Secretary of State of the State of Idaho, change, amend, modify or repeal any provision of the Company Charter Documents;

(f) guarantee, endorse or otherwise become liable or responsible for the obligations of any other Person (other than endorsements of checks in the ordinary course of business) or make any loans, advances or capital contributions to, or investments in, any Person;

(g) incur any long-term Indebtedness;

(h) incur or commit to incur any capital expenditures, capital additions or capital improvements in excess of $10,000 in the aggregate;

(i) make or change any material Tax election, adopt or change any Tax accounting method, change any Tax accounting period, enter into any closing agreement with respect to Taxes, settle or compromise any Tax claim or assessment, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment, surrender the right to any refund of Taxes, agree to any adjustment of any Tax or Tax asset or attribute, or file any Tax Return unless a copy of such Tax Return has been delivered to Parent for review a reasonable time prior to filing in accordance with Section 9.2(a) hereof;

(j) except as required by Applicable Laws or circumstances which did not exist as of such date, change any of the accounting principles or practices used by it;

(k) change its practices and procedures in any material respect with respect to the collection of accounts receivable or offer to discount the amount of any account receivable or extend any other incentive (whether to the account debtor or any employee or third party responsible for the collection of receivables) with respect thereto, other than in the ordinary course of business;

(l) fail to pay any Indebtedness or any other accounts payable as they become due, or change in any material respect its existing practices and procedures for the payment of Indebtedness or other accounts payable;

(m) commence a lawsuit, administrative proceeding, mediation, arbitration or other similar proceeding, other than relating to or arising out of this Agreement or any other Transaction Document and the transactions contemplated hereby or thereby;

(n) except as otherwise provided in Section 9.2(d), settle any Legal Proceeding; provided that the Company may settle a Legal Proceeding if (i) no monetary damages payable in respect of such settlement are to be paid by Parent or the Surviving Corporation or any of their Affiliates (other than the Merger Consideration in accordance with ARTICLE II), (ii) the Company receives a full, complete and unconditional release of all claims against the Company from the settling parties without any admission or finding of obligation, liability, fault or guilt (criminal or otherwise) with respect to such claim, (iii) no injunctive, extraordinary, equitable or similar relief is imposed on Parent or the Surviving Corporation or any of their Affiliates, and (iv) such settlement does not require Parent or the Surviving Corporation or any of their Affiliates to perform any covenant or refrain from engaging in any activity;

(o) reduce the amount of any insurance coverage provided by existing insurance policies;

(p) make any loan to, or enter into any transaction directly or indirectly with, any of its directors, officers or employees, including any member of his or her immediate family or Affiliates, as applicable, other than (i) transactions contemplated by this Agreement and the other Transaction Documents to which Parent is a party and (ii) settlements of any Legal Proceedings to the extent permitted by Section 6.1(n) above;

(q) enter into any collective bargaining agreement;

(r) declare, pay or set aside assets for any dividend or otherwise or declare or make any other distribution with respect to its capital stock, or purchase, redeem or acquire any shares of capital stock or other securities except as contemplated by this Agreement;

(s) hire or terminate any management-level employee;

(t) approve, propose, authorize any of, or commit or agree to take any of, the foregoing actions; or

(u) enter into a Material Contract.

6.2 Access and Information.

(a) Subject to Applicable Laws, from the date hereof until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company will afford to Parent, Merger Subsidiary and their representatives (including accountants and counsel) access to all properties, books, records, Tax Returns, employees, customers and partners of the Company and all other information with respect to its business, together with the opportunity to make copies of such books, records and other documents and to discuss the business of the Company with such directors, officers and counsel for the Company as Parent or Merger Subsidiary may reasonably request for the purposes of familiarizing itself with the Company, all in a manner which shall to the extent practicable avoid material disruptions to the Company’s business and operations.

(b) All information provided pursuant to this Agreement will remain subject in all respects to the Confidentiality Agreement, which shall continue in accordance with its terms, including (without limitation) the right of disclosing party to request the return or destruction of all confidential information by the receiving party.

6.3 Shareholder Approval and Board Recommendation.

(a) As promptly as reasonably practicable following the execution and delivery of this Agreement, the Company shall prepare and distribute to the Shareholders written notice of a special meeting of the Shareholders of the Company to be held on or about July 1, 2011 for the purpose of determining whether the Shareholders approve and adopt this Agreement, the Merger and the other transactions contemplated hereby; and the Company shall take all action necessary in accordance with this Agreement, the Idaho Acts and the Company Charter Documents to secure, and shall secure, the affirmative vote of the holders of 92% of the outstanding voting securities of the Company in favor of Agreement, the Merger and the other transactions contemplated hereby at the special meeting of the Shareholders (the “Requisite Shareholder Approval”). The Company’s obligation to secure the Requisite Shareholder Approval in accordance with this Section 6.3(a) shall not be limited to or otherwise affected by the commencement, disclosure, announcement or submission to the Company of any Acquisition Proposal, or in the event that the Company’s Board of Directors withholds, withdraws, amends or modifies its recommendation to the shareholders in favor of the Requisite Shareholder Approval.

(b) (i) The Company’s Board of Directors shall recommend that the Shareholders vote in favor of the approval of the Merger and adoption of this Agreement; (ii) the information statement or other disclosure document distributed to the Shareholders in connection with the Merger and the other transactions contemplated hereby shall include a statement to the effect that the Company’s Board of Directors has recommended that the Shareholders vote in favor of the approval of the Merger and adoption of this Agreement; and (iii) neither the Company’s Board of Directors nor any committee thereof shall withhold, withdraw, amend or modify, or propose or resolve to withhold, withdraw, amend or modify in a manner adverse to Parent, the recommendation of the Company’s Board of Directors that the Shareholders vote in favor of the approval of the Merger and adoption of this Agreement.

6.4 Third Party Consents; Termination of Contracts. On or prior to the Closing, the Company will use all reasonable efforts to obtain each Consent, under any Material Contract, as specifically set forth on Schedule 6.4. The Company will also use all reasonable efforts to obtain the terminations of each Contract set forth on Schedule 6.4.

6.5 Termination of Related Party Transactions. If requested by Parent, the Company shall cause any and all contractual arrangements between the Company and any Related Party (including without limitation any arrangement identified on Schedule 3.20) to be terminated as of the Closing without any payment to the other parties to such agreements. Without limiting the foregoing, on or prior to the Closing, any Company-owned automobiles and related insurance policies shall be transferred out of the Company’s name and the Company’s financial responsibility therefore shall be terminated or transferred to Shareholders to be identified by the Company.

6.6 Notification of Certain Matters. The Company will give prompt notice to Parent of, and prior to the Closing will update the Company Disclosure Schedules to this Agreement to describe, (a) the discovery of any event, condition, fact or circumstance that causes, caused, constitutes or constituted a breach in any material respect of any representation or warranty of the Company contained in this Agreement and (b) the failure of the Company to comply with or satisfy in any material respect any covenant to be complied with by it hereunder. No such notification will affect the representations or warranties of the parties or the conditions to their respective obligations hereunder, and for purposes of determining the accuracy of the representations and warranties contained in this Agreement, any update of or modification to a Schedule to this Agreement made or purported to have been made by the Company after the date of this Agreement shall be disregarded.

6.7 Acquisition Proposals.

(a) No Solicitation. From the date hereof through the earlier of the termination of this Agreement or the Closing, none of the Shareholders, the Company, or any of the officers, directors, agents or representatives of the Company will, and the Company will cause its and its Affiliates’ employees, officers, directors, agents and representatives not to (and will not authorize any of them to), directly or indirectly (i) solicit, initiate, encourage, knowingly facilitate or induce any inquiry with respect to, or the making, submission or announcement of, any Acquisition Proposal with respect to the Company; (ii) participate in any discussions or negotiations regarding, or furnish to any Person any nonpublic information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Acquisition Proposal with respect to the Company; (iii) engage in discussions with any Person with respect to any Acquisition Proposal with respect to the Company, except as to the existence of these provisions; (iv) approve, endorse, recommend or submit to a vote of its shareholders any Acquisition Proposal with respect to the Company; or (v) enter into any letter of intent or similar document or any Contract contemplating or otherwise relating to any Acquisition Proposal or transaction contemplated thereby with respect to the Company. The Company represents and warrants to Parent that the Company has ceased any and all activities, discussions or negotiations with any third parties conducted on or prior to the date hereof with respect to any Acquisition Proposal with respect to the Company or its assets or businesses.

(b) Notification of Unsolicited Acquisition Proposals. From the date hereof until the earlier of the termination of this Agreement or the Closing, immediately after receipt of any Acquisition Proposal or any request for nonpublic information or inquiry that it reasonably believes could lead to an Acquisition Proposal, the Company will provide Parent with oral and written notice of the material terms and conditions of such Acquisition Proposal, request or inquiry, and the identity of the Person or group making any such Acquisition Proposal, request or inquiry and a true and complete copy of all written materials provided in connection with such Acquisition Proposal, request or inquiry.

6.8 Resignations of Directors. The Company will cause all of its directors (including in their capacities as officers, if applicable) to deliver their written resignations to Parent, which resignations will become effective simultaneously with the Closing and will be in form and substance satisfactory to Parent. Each such resignation will state that none of Parent or the Company or any Subsidiary is in any way indebted or obligated to the resigning party for termination pay, loans, or advances.

6.9 Employment Matters.

(a) Effective as of the day immediately preceding the Effective Time, the Company shall terminate any Company Benefit Plans intended to include a Code Section 401(k) arrangement (each, a “401(k) Plan”), unless in the case of each such Company Benefit Plan Parent provides written notice to the Company that such Company Benefit Plan shall not be terminated. The Company shall provide Parent with evidence that all 401(k) Plans have been terminated pursuant to resolution of the Company’s Board of Directors (the form and substance of which shall be subject to review and approval by Parent) not later than the day immediately preceding the Effective Time.

(b) The Company shall submit to the shareholders of the Company for approval (in a manner reasonably satisfactory to Parent), by such number of shareholders of the Company as is required by Section 280G(b)(5)(B) of the Code, any payments and/or benefits that may separately or in the aggregate, constitute “parachute payments” pursuant to Section 280G of the Code (“Section 280G Payments”) (which determination shall be made by the Company and shall be subject to review and approval by Parent, which approval shall not be unreasonably withheld), such that such payments and benefits shall not be deemed to be Section 280G Payments, and prior to the Effective Time, the Company shall deliver to Parent evidence satisfactory to Parent that (A) a vote of the shareholders of the Company was solicited in conformance with Section 280G and the regulations promulgated thereunder and the requisite shareholder approval was obtained with respect to any payments and/or benefits that were subject to the shareholder vote (the “Section 280G

Shareholder Approval”), or (B) that the Section 280G Shareholder Approval was not obtained and as a consequence, that such payments and/or benefits shall not be made or provided to the extent they would cause any amounts to constitute Section 280G Payments, pursuant to the waivers of those payments and/or benefits, which were executed by the affected individuals prior to the shareholder vote.

6.10 Company Transaction Costs. No later than three (3) Business Day prior to the Closing Date, the Company shall provide detail of the amount, in the aggregate, of all Company Transaction Costs and shall provide Parent with a certificate setting forth (a) the identity of each Person that is owed or to be owed any Company Transaction Costs; and (b) the amount owed or to be owed to each such Person and whether such amount will be paid or unpaid as of the Closing Date.

6.11 Pay-Off Letters. No later than three (3) Business Days prior to the Closing Date, the Company shall deliver to Parent a pay-off letter from each Person that is owed any Company Transaction Costs that will be unpaid as of the Closing Date detailing (a) the amounts required to pay off in full at the Closing all Company Transaction Costs owing to such Person, (b) wire transfer information for such payment; and (c) upon payment of such amounts, a complete release of the Company, each Subsidiary, Parent, Merger Subsidiary and the Surviving Corporation.

6.12 Voting Agreement. Concurrently with the execution of this Agreement, the Company shall deliver to Parent a voting agreement substantially in the form attached hereto as Exhibit I (the “Voting Agreement”) duly executed by the holders of at least 92% of the Company’s outstanding voting securities pursuant to which such holders have agreed to vote all voting securities held by such holders in favor of this Agreement and the Merger and against any other Acquisition Proposal.

ARTICLE VII

COVENANTS OF THE SIGNIFICANT SHAREHOLDERS

7.1 Covenants of the Significant Shareholders.

(a) Acknowledgment Regarding Confidential Information. Each Significant Shareholder acknowledges that he is in possession of confidential information relating to the Parent Group and that he has been exposed to non-public information about the Parent Group’s actual or anticipated business, products, and/or research or development, or to the Parent Group’s technical data (or in each case also with respect to other subsidiaries or affiliates) or that of its/their suppliers and Customers, which amounts to a trade secret, is confidential or is commercially sensitive and which may not be readily available to others engaged in a similar business to that of the Parent Group or to the general public or Customers (“Confidential Information”). Each Significant Shareholder further acknowledges that:

(i) the Confidential Information gained by such Significant Shareholder in the capacity as a shareholder of the Company or otherwise is not or may not be known by the general public or by the majority of those engaged in the business of the Parent Group; and

(ii) by virtue of being a shareholder, such Significant Shareholder has obtained Confidential Information as to the business, operations and organization of the Parent Group including names of Customers and their operations which belongs exclusively to and is of substantial value to the Parent Group;

and that accordingly each Significant Shareholder agrees to be bound by this Section 7.1 in order to protect the legitimate interests of the Parent Group.

(b) Non-Solicitation of Customers. To the fullest extent permitted under applicable law, from the Closing until the date that is thirty-six (36) months after the Closing Date (the “Restricted Period”), each Significant Shareholder shall not, by an agent, on his, her or its own account or for or in association with any other person, directly or indirectly canvass, solicit, approach or seek out or cause to be canvassed, solicited, approached or sought out any Customer for orders or instructions in respect of any goods or services provided or supplied by the Parent Group, or substantially similar to such goods or services in competition with goods or services provided or supplied by the Parent Group, in connection with the Restricted Business.

(c) Non-Solicitation of Restricted Persons. During the Restricted Period, each Significant Shareholder shall not, by an agent, on his, her or its own account or for or in association with any other person directly or indirectly hire, solicit or endeavor to entice away from the Parent Group any Restricted Person or induce any Restricted Person to breach their contract of employment or break their relations or engagement with any member of the Parent Group or encourage a Restricted Person to resign provided that during the Restricted Period this restriction shall only apply to Restricted Persons with who were known to or worked with such Significant Shareholder in the period of twelve (12) months prior to the commencement of the Restricted Period. With respect to Bighorn Ventures, LLC (“Bighorn Ventures”), this section shall only apply to Bighorn Ventures and any entity for which Bighorn would control any of the hiring or solicitation of any Restricted Person from the Parent Group and, solely as it applies to Bighorn Ventures, the term Restricted Period shall mean from the Closing until the date that is one-year after the Closing Date.

(d) Non-competition. During the Restricted Period, each Significant Shareholder shall not, whether directly or indirectly:

(i) take up or hold any office in connection with any business which is engaged or is intended to be engaged in business in competition with the Restricted Business;

(ii) take up or hold any post or position which enables or permits him to exercise, by an agent, on his own account or in association with or for the benefit of any other person, either a controlling influence over any business which is engaged or is intended to be engaged in business in competition with the Restricted Business; or

(iii) take up or hold any employment or consultancy in connection with any business which is engaged or is intended to be engaged in competition with the Restricted Business.

(e) The restrictions in this Section 7.1 shall not prevent any Significant Shareholder from having any passive ownership equivalent to 1% or less of any entity whose securities have been listed on the New York Stock Exchange, the NASDAQ National Market or the London Stock Exchange.

(f) Each Significant Shareholder undertakes with the Parent Group that he will observe any substitute restrictions (in place of those set out in Sections 7.1(b)-7.1(d)) as the Parent Group may from time to time specify in writing which are in all respects less restrictive in extent than those specified in Sections 7.1(b)-7.1(d).

(g) If any breach or violation of any of the terms of Sections 7.1(b)-7.1(d) occurs, the Significant Shareholder in breach of such terms and Parent agree that damages alone might not compensate for such breach or violation and that in those circumstances injunctive relief would be reasonable and essential to safeguard the interests of the Parent Group and that an injunction in addition to any other remedy may accordingly be obtained by the Parent Group. No waiver of any such breach or violation shall be implied by the fact that the Parent Group for the time being and for whatever reason takes no action in respect of such breach or violation.

(h) Each Significant Shareholder fully understands the meaning and effect of the covenants given by him in this Section 7.1 and acknowledges and accepts that such covenants are fair and reasonable in all the circumstances at the time this agreement was made.

ARTICLE VIII

COVENANTS OF THE PARENT AND SURVIVING CORPORATION

8.1 Employment Matters. Prior to the Closing, Parent intends to cause Worldwide to offer employment to all employees listed on Schedule 8.1 who are employed by the Company immediately prior to the Effective Time, with such offers becoming effective as of the Effective Time and subject to each employee’s execution of a proprietary information and inventions assignment agreement (“Proprietary Information Agreement”) on the form provided by Parent, it being understood that any such employment shall be solely on an “at will” basis and that neither the Parent nor Worldwide nor any of their respective Subsidiaries shall have any obligations to continue employing such employees for any length of time thereafter. Parent shall, and shall cause Worldwide to, provide each employee of the Company on the Closing Date who accepts employment with Worldwide with credit for prior service with the Company for purposes of participation, eligibility and vesting under each Company Benefit Plan or successor plan of Parent or Worldwide in which such employees are eligible to participate on or following the Closing Date, provided such prior service shall not result in any duplication of benefits. Additionally, Parent shall, and shall cause Worldwide to, provide each employee of the Company on the Closing Date who accepts employment with Worldwide with credit for prior service with the Company for purposes of determining tenure for purposes of calculating entitlement to vacation days pursuant to Parent policies and each employee shall be credited with vacation that such employee has accrued but not used during such employee’s service with the Company through the Closing up to a maximum of eighty (80) hours.

ARTICLE IX

MUTUAL COVENANTS

9.1 Consents; Efforts to Consummate. Promptly following the execution and delivery of this Agreement, each of the Parent and Merger Subsidiary, on one hand, and the Company, on the other hand, shall use its reasonable efforts to take, or cause to be taken, all action, and to do or cause to be done, and to assist and cooperate with the other party hereto in doing, diligently and expeditiously, all things reasonably necessary to consummate the Merger and the other transactions contemplated by this Agreement, including without limitation (a) preparing and filing with the appropriate Governmental Entities all Consents that are necessary in order to consummate the Merger and the other transactions contemplated by this Agreement and the other Transaction Documents, (b) obtaining any Consents from a party to a Contract set forth on Schedule 6.4, (c) defending any actual or threatened Legal Proceeding challenging this Agreement, any other Transaction Document or the consummation of the transactions contemplated hereby or thereby, including, without limitation, by seeking to have any temporary restraining order or preliminary injunction entered by any Governmental Entity vacated or reversed, (d) taking any and all reasonable actions necessary to satisfy the conditions to the other parties’ obligations hereunder as set forth in this Agreement and (e) executing and delivering all agreements and documents required by the terms hereof to be executed and delivered by such party on or prior to the Closing; provided, that the obligation to use “reasonable efforts” in connection with obtaining any Consent from a party to a Contract set forth on Schedule 6.4 shall not require Parent or Surviving Corporation to pay any additional consideration or otherwise incur any additional liability or obligation to any Person.

9.2 Tax Covenants.

(a) Filing of Tax Returns. The Company shall prepare or cause to be prepared all Tax Returns of the Company required to be filed on or before the Closing Date. Such Tax Returns shall be prepared on a basis consistent with past practice except to the extent otherwise required by Applicable Law. The Company shall deliver or cause to be delivered a copy of any such Tax Return, together with all supporting documentation and workpapers, to Parent for its review and comment a reasonable period prior to the due date for filing such Tax Return, and shall revise such Tax Return in accordance with Parent’s reasonable comments. The Company will cause such Tax Returns to be timely filed and will provide a copy of the filed Tax Returns to Parent. Parent shall prepare or cause to be prepared all Tax Returns of the Company required to be filed after the Closing Date, including any such Tax Return relating to any Pre-Closing Tax Period. Parent will cause such Tax Returns to be timely filed and will provide a copy of the filed Tax Returns relating to any Pre-Closing Tax Period or Straddle Period to the Representative.

(b) Proration of Straddle Period Taxes. In the case of Taxes that are payable with respect to any Straddle Period, the portion of any such Taxes that is attributable to the portion of the period ending on the Closing Date shall be:

(i) in the case of Taxes that are either (A) based upon or related to income or receipts, or (B) imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible), deemed equal to the amount that would be payable if the Tax period of the Company (and each partnership in which the Company is a partner) ended on (and included) the Closing Date; provided, that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions), other than with respect to property placed in service after the Closing, shall be allocated between the period ending on and including the Closing Date and the period beginning after the Closing Date in proportion to the number of days in each period; and

(ii) in the case of Taxes that are imposed on a periodic basis with respect to the assets or capital of the Company, deemed to be the amount of such Taxes for the entire Straddle Period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period), multiplied by a fraction the numerator of which is the number of calendar days in the portion of the period ending on and including the Closing Date and the denominator of which is the number of calendar days in the entire period. Any Taxes incurred with respect to a transaction that is not in the ordinary course of business that occurs on the Closing Date after the Closing shall not constitute a Straddle Period Tax, but shall be treated as occurring after the Straddle Period.

(c) Cooperation on Tax Returns and Tax Proceedings. Parent, the Company and the Representative shall cooperate fully as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns and any audit, litigation or other proceeding (each a “Tax Proceeding”) with respect to Taxes imposed on or with respect to the assets, operations or activities of the Company. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such Tax Return or Tax Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Representative further agrees, upon request, to use commercially reasonable efforts to obtain any certificate or other document from any Governmental Entity or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed on Parent or the Company (including with respect to the transactions contemplated hereby). Except as required by Applicable Laws, Parent shall not, and shall not cause or permit the Company to, amend any Tax Return with respect to any tax period ending on or before the Closing Date (or with respect to any Straddle Period) or (ii) make any election that has retroactive effect to any such year (or Straddle Period), in each case without the prior written consent of the Representative, which consent shall not be unreasonably withheld, conditioned or delayed.

(d) Tax Proceedings. Notwithstanding anything contained in this Section 9.2 or Section 13.2 to the contrary:

(i) The Indemnified Parties shall have a right to control, at their own cost, without affecting their or any other party’s rights to or obligations for indemnification under this Agreement, the defense of all Tax Proceedings; provided, however, that the Representative shall have the right to participate, at the cost of the Indemnifying Parties, in the defense of any such Tax Proceeding that will in any way affect Taxes for a Pre-Closing Tax Period or any Straddle Period;

(ii) Parent shall not settle any Tax Proceeding relating to any Pre-Closing Tax Period or that portion of any Straddle Period ending on or before the Closing Date without the prior written consent of the Representative, which consent shall not be unreasonably withheld, conditioned or delayed.

(e) Transfer Taxes. The Indemnifying Parties will be responsible for the payment of all state and local transfer, sales, use, stamp, registration or other similar Taxes resulting from the transactions contemplated by this Agreement or any other Transaction Document (“Transfer Taxes”).

9.3 Public Announcements. Until the Effective Date, none of the parties hereto shall, and each of the parties shall cause its Affiliates not to, directly or indirectly, issue any press release or other public statement relating to the terms of this Agreement or the transactions contemplated hereby or use the other parties’ names or refer to the other parties directly or indirectly in connection with the relationship between the parties in any media interview, advertisement, news release, press release or professional or trade publication, or in any print media, whether or not in response to an inquiry, without the prior written approval of the other parties, unless required (a) pursuant to the Securities Act or the Exchange Act; (b) pursuant to any listing agreement with any national securities exchange or the Financial Industry Regulatory Authority; or (c) as otherwise required by Applicable Laws and except as reasonably necessary for the parties to obtain the Consents required under this Agreement. Except for statements made or press releases issued, the Company, on the one hand, and Parent and Merger Subsidiary, on the other, will not issue any press release or otherwise make any public statements with respect to this Agreement or the transactions contemplated hereby without the express prior written approval of Parent and the Company.

9.4 Confidentiality. Each party will not, and will cause its Affiliates not to, disclose to any Person, either directly or indirectly, this Agreement, the Transaction Documents, the transactions to be performed in connection with this Agreement or the Transaction Documents, and the terms and conditions of each of the foregoing without the prior written consent of such other party unless required (a) pursuant to the Securities Act or the Exchange Act; (b) pursuant to any listing agreement with any national securities exchange or the Financial Industry Regulatory Authority; or (c) as otherwise required by Applicable Laws; provided, that each party may disclose such information to its directors, officers, employees, agents or advisors (including attorneys, accountants and financial advisors) who need to know such information to consummate the transactions contemplated by this Agreement and who are bound by confidentiality obligations in favor of the other party; provided, further, that each party may disclose the transactions to be performed in connection with this Agreement to the extent reasonably necessary to obtain any Consent required under this Agreement.

ARTICLE X

CONDITIONS PRECEDENT

10.1 Conditions to Each Party’s Obligation. The respective obligations of the Company, Parent and Merger Subsidiary to effect the transactions contemplated by this Agreement are subject to the satisfaction on or prior to the Closing Date of the following conditions:

(a) Consents and Approvals. The Company, Parent and Merger Subsidiary shall have obtained from each Governmental Entity all approvals, waivers and Consents, if any, necessary to consummate the transactions contemplated by this Agreement and the other Transaction Documents.

(b) No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the transactions contemplated by this Agreement or any other Transaction Document shall be in effect.

(c) No Action. No action shall have been taken, nor any statute, rule or regulation shall have been enacted, by any Governmental Entity that makes the consummation of the transactions contemplated by this Agreement or any other Transaction Document illegal.

10.2 Conditions to Obligation of Parent and Merger Subsidiary. The obligation of Parent and Merger Subsidiary to effect the transactions contemplated by this Agreement is subject to the satisfaction of the following conditions unless waived, in whole or in part, by Parent:

(a) Representations and Warranties. Each of the representations and warranties of the Company set forth in ARTICLE III and each of the representations and warranties of the Shareholders set forth in ARTICLE IV shall be true and correct in all material respects, subject to the Company Disclosure Schedules, as of the date of this Agreement and (except to the extent such representations and warranties expressly speak as of an earlier date) as of the Effective Time as though made on and as of the Effective Time. Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer of the Company to such effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer of the Company to such effect.

(c) Material Adverse Effect. No Material Adverse Effect shall have occurred, and Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer of the Company to such effect.

(d) Legal Proceedings. No Legal Proceeding in respect of any temporary restraining order, preliminary or permanent injunction or other order by any court, or other legal restraint or prohibition that could have the effect of preventing the consummation of the transactions contemplated by this Agreement or any other Transaction Document shall be pending or threatened.

(e) Conduct of Business. No action will have been taken, nor any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) will have been enacted, by any Governmental Entity that has the effect of limiting or restricting the conduct or operation of the business of the Surviving Corporation or that could have material adverse effect on Parent’s operation of the Business, after the Effective Time, nor will any proceeding seeking any of the foregoing be pending or threatened.

(f) Consents. Parent shall have been furnished with evidence satisfactory to it of the Consent (including evidence of the payment or any required payment) of each Person with respect to each Contract or other matter that is required pursuant to Section 6.4 and Schedule 6.4 of this Agreement, as well as the approval of each relevant Government Entity, and each such Consent shall be in form and substance reasonably satisfactory to Parent.

(g) IP Rights. Parent shall have obtained rights to any third-party licenses, technology or IP Rights necessary for the operation of the Business after the Effective Time, without any payment.

(h) Contract Terminations. The Company and each party to a Contract set forth on Schedule 6.4 shall have executed and delivered terminations to each such Contract as described on Schedule 6.4 in form and substance satisfactory to Parent in its sole discretion.

(i) Legal Opinion. Parent shall have received from Hawley Troxell Ennis & Hawley LLP, counsel to the Company, an opinion dated the Closing Date, in substantially the form attached hereto as Exhibit J.

(j) Resignation of Directors. The directors of the Company shall have delivered the resignation described in Section 6.8, and each such resignation shall be effective.

(k) Continued Employment. Each of Michelle Dickman and Michael Maloof shall have entered into a Contractor Agreement and a Contractor Proprietary Information Agreement with Parent, each in the form attached hereto as Exhibit K. Each of the Key Employees shall have delivered to Parent an executed Employee Proprietary Information Agreement, which includes a prohibition on competition with Parent for a period of eighteen (18) months following such Key Employee’s last day of employment with Parent. The Company shall use commercially reasonable efforts to ensure that all of the other Company employees listed on Schedule 8.1 shall have delivered to Parent executed employment offer letters, effective as of the Effective Time, and shall have delivered to Parent an executed Employee Proprietary Information Agreement.

(l) Section 280G Payments. With respect to any payments or benefits that Parent determines may constitute a Section 280G Payment, the shareholders of the Company shall have (i) approved, pursuant to the method provided for in the regulations promulgated under Section 280G of the Code, any such Section 280G Payments or (ii) disapproved such payments and/or benefits, and, as a consequence, no Section 280G Payments shall be paid or provided for in any manner and neither Parent nor any of its Affiliates shall have any liabilities with respect to any such Section 280G Payments.

(m) Certificates of Good Standing. The Company will have provided Parent with a certificate from the Secretary of State of the State of Idaho and from each other jurisdiction in which the Company is organized or qualified to do business, as to the Company’s good standing and payment of all applicable franchise Taxes.

(n) Escrow Agreement. Parent shall have received a countersigned Escrow Agreement from the Representative and the Escrow Agent and such agreement shall be in full force and effect as of the Closing.

(o) Transfer of IP Rights. The Company shall have provided to Parent evidence satisfactory to Parent that at the Effective Time all of the Company’s IP Rights shall be transferred to Parent, free and clear of any Liens or payment obligation.

(p) Net Cash. The Company shall have at least $1.00 of Net Cash remaining on its balance sheet as of the Closing.

(q) Closing Deliveries. All documents, instruments, certificates or other items required to be delivered at the Closing by the Company and any other Persons (other than Parent or the Merger Subsidiary) pursuant to Section 11.2(b) of this Agreement shall have been delivered.

(r) Shareholder Approval. The Requisite Shareholder Approval shall have been received, and no such approval shall have been withdrawn, rescinded or otherwise revoked.

(s) Audit Matters. The Parent’s independent third-party auditor shall have confirmed that it will be able to audit the financial statements of the Company to the extent necessary to comply with applicable auditing standards and rules and regulations promulgated by the Securities and Exchange Commission.

(t) Diligence Review. Parent shall have completed its diligence review of the Company and the results of such diligence review shall be satisfactory to Parent.

(u) Voting Agreement. Parent shall have received the Voting Agreement duly executed by the holders of at least 92% of the Company’s outstanding voting securities.

(v) Termination of Employment Agreements. Parent shall have received evidence of the termination of the employment agreements with each of Michelle Dickman and Michael Maloof in form and substance satisfactory to Parent and such terminations shall be effective as of the Closing.

(w) IP Matters. The Company shall have engineered a work-around or obtained a replacement component for the software listed on Schedule 10.2(w), in each case as satisfactory to Parent.

10.3 Conditions to Obligations of the Company. The obligation of the Company to effect the transactions contemplated by this Agreement is subject to the satisfaction of the following conditions unless waived, in whole or in part, by the Company:

(a) Representations and Warranties. Each of the representations and warranties of Parent and Merger Subsidiary set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties expressly speak as of an earlier date) as of the Effective Time as though made on and as of the Effective Time. The Company shall have received a certificate signed on behalf of Parent by an authorized representative to such effect.

(b) Performance of Obligations of Parent and Merger Subsidiary. Each of Parent and Merger Subsidiary shall have performed in all material respects all obligations required to be performed respectively by them under this Agreement at or prior to the Effective Time, and the Company shall have received a certificate signed on behalf of Parent an authorized representative to such effect.

(c) Escrow Agreement. The Company shall have received a countersigned Escrow Agreement from Parent, the Representative and the Escrow Agent and such agreement shall be in full force and effect as of the Closing.

(d) Closing Deliveries. All documents, instruments, certificates or other items required to be delivered at Closing by Parent and Merger Subsidiary pursuant to Section 11.2(a) of this Agreement shall have been delivered.

ARTICLE XI

CLOSING

11.1 Closing. Unless this Agreement shall have been terminated and the transactions herein contemplated shall have been abandoned pursuant to ARTICLE XII, and subject to the satisfaction or waiver of the conditions set forth in ARTICLE X, the closing of the Merger (the “Closing”) shall take place at a time and date to be specified by the parties as soon as commercially practicable after the satisfaction or waiver of each of the conditions set forth in ARTICLE X (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions), at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation, 900 South Capital of Texas Highway, Las Cimas IV, Fifth Floor, Austin, Texas, unless another location is mutually agreed to by Parent and the Company.

11.2 Actions to Occur at Closing.

(a) At the Closing, Parent and Merger Subsidiary shall deliver or pay, as the case may be, the following in accordance with the applicable provisions of this Agreement:

(i) Closing Payments. The payments required to be made by Parent under and subject to the requirements of Section 2.12(a); and

(ii) Certificates. The certificates described in Section 10.3(a) and 10.3(b).

(b) At the Closing, the Company shall deliver to Parent the following:

(i) Certificates. The certificates described in Sections 10.2(a) and 10.2(b).

(ii) Closing Capitalization Schedule. A spreadsheet which will be certified as complete and correct by the Chief Executive Officer of the Company as of the Closing setting forth: (A) the name and address of each Shareholder; (B) the number of Outstanding Shares held of record by each Shareholder; (C) the Pro Rata Share of each Shareholder; (D) for each Shareholder who holds Outstanding Shares as the result of the exercise of an Option, whether such Option was a nonstatutory option or an incentive stock option as defined in Section 422 of the Code, and the date of exercise of such option; and (E) the amount payable to each Shareholder at Closing pursuant to Section 2.12(a)(ii) (the “Closing Capitalization Schedule”).

(iii) Certificate of Non-U.S. RPHC Status. To Parent, a certificate by the Company to the effect that the Company is not, and has not been during the applicable time period set forth in Section 897(c)(1)(A)(ii) of the Code, a United States real property holding corporation and, accordingly, the securities of the Company are not U.S. real property interests, that meets the requirements of Treasury Regulation Section 1.1445-2(c)(3).

(iv) Certificate of Closing Statement. To Parent, a certificate signed on behalf of the Company by the Chief Executive Officer of the Company certifying that the Closing Statement is complete and correct as of the Closing Date and has been prepared in accordance with the principles set forth in Section 2.14.

(v) Letters of Transmittal. To Parent, a completed and duly executed Letter of Transmittal and all applicable Certificates for cancellation (or an affidavit of lost Certificate as contemplated by the Letter of Transmittal) from the holders of at least 92% of the total Outstanding Shares (on an as if converted basis), to the extent not already delivered to Parent or its designee by such Shareholders.

(vi) Holders List. To Parent and Paying Agent, the Holders List described in the Paying Agent Agreement.

(c) Pursuant to Section 2.2, the Company and Parent shall cause the Delaware Certificate of Merger to be properly executed and filed with the Secretary of State of the State of Delaware and the Idaho Statement of Merger to be properly executed and filed with the Secretary of State of the State of Idaho.

ARTICLE XII

TERMINATION, AMENDMENT AND WAIVER

12.1 Termination. Anything contained in this Agreement to the contrary notwithstanding, this Agreement may be terminated at any time prior to the Closing:

(a) By the mutual written consent of Parent and the Company;

(b) By Parent in the event of any breach in any material respect by the Company of any of its representations, warranties, covenants or agreements contained herein and, in the case of any breach of any covenant hereunder, either (i) such breach cannot be cured or (ii) if it can be cured, such breach has not been cured prior to the first to occur of (x) 5:00 p.m. (Central Time) on the date that is 30 days following receipt by the Company of written notice of such breach or (y) 5:00 p.m. (Central Time) on the date immediately preceding the Termination Date;

(c) By the Company in the event of any breach in any material respect by Parent or Merger Subsidiary of any of Parent’s or Merger Subsidiary’s representations, warranties, covenants or agreements contained herein and, in the case of any breach of any covenant hereunder, either (i) such breach cannot be cured or (ii) if it can be cured, such breach has not been cured prior to the first to occur of (x) 5:00 p.m. (Central Time) on the date that is 10 days following receipt by the breaching party of written notice of such breach or (y) 5:00 p.m. (Central Time) on the date immediately preceding the date set forth in Section 12.1(g);

(d) By Parent or the Company if any court of competent jurisdiction in the United States or other Governmental Entity will have issued a final and non appealable order, decree or ruling permanently restraining, enjoining or otherwise prohibiting the consummation of any material transaction contemplated herein;

(e) By Parent if there has occurred a Material Adverse Effect with respect to the Company;

(f) By Parent if the Requisite Shareholder Approval is not obtained at a properly noticed and held special meeting of the Shareholders of the Company by July 1, 2011; or

(g) By Parent or Company at any time after 5:00 p.m. (Central Time) on July 31, 2011 (the “Termination Date”) if any condition to the Closing has not then been satisfied or waived, unless such date is extended by the written agreement of Parent and the Company; provided, however, that the right to terminate this Agreement under this clause (g) of Section 12.1 shall not be available to any party whose breach of this Agreement has resulted in the failure of the Closing to occur on or before the Termination Date until an aggregate of 180 days during which such party was not in breach have passed.

12.2 Notice of Termination. Any party to this Agreement desiring to terminate this Agreement pursuant to Section 12.1 will give written notice of such termination to the other parties to this Agreement.

12.3 Effect of Termination. If this Agreement is terminated pursuant to Section 12.1, all further obligations of the parties under this Agreement will be terminated without further liability of any party to the other, except for the obligations of the parties under Sections 9.3 and 9.4, which shall survive the termination of this Agreement; provided, that nothing herein will relieve any party from liability for its breach of this Agreement prior to such termination.

ARTICLE XIII

INDEMNIFICATION

13.1 Indemnification.

(a) Indemnification by Indemnifying Parties. Subject to the provisions of this ARTICLE XIII, from and after the Closing each Indemnifying Party shall, severally but not jointly, indemnify and hold harmless the Indemnified Parties from and against any and all Indemnified Losses (a) pro rata in accordance with such Indemnifying Party’s Pro Rata Share in an amount equal to the Escrow Amount and (b) otherwise to the extent indemnification in excess of an amount equal to the Escrow Amount is permitted pursuant to Section 13.6 or Section 15.3, pro rata in accordance with such Indemnifying Party’s Pro Rata Share of such Indemnified Losses in excess of the Escrow Amount; provided, however, that except with respect to claims for fraud or intention to deceive the indemnification obligation of an Indemnifying Party pursuant to clause (b) shall not exceed the aggregate consideration paid and/or payable to such Indemnifying Party pursuant to this Agreement and any other Transaction Document. All materiality qualifications contained in the Company’s representations and warranties made in ARTICLE III of this Agreement or any other Transaction Document, including without limitation the term “Material Adverse Effect,” will be taken into account under this ARTICLE XIII solely for purposes of determining whether a breach or violation of such representation or warranty has occurred for which an indemnity obligation exists. Without limiting the generality of the foregoing, all such materiality qualifications will be ignored and not given effect for purposes of determining the amount of any Indemnified Losses resulting from any such breach or violation.

(b) Remedies. Subject to Section 15.3 and the dispute resolution procedures set forth in Section 2.15(c), the indemnification rights of the Indemnified Parties contained in this ARTICLE XIII shall constitute the sole and exclusive remedy of the Indemnified Parties for any and all Indemnified Losses arising out of or related to this Agreement.

13.2 Defense of Third Party Claims. In the event an Indemnified Party becomes aware of the commencement or assertion of any action, proceeding, demand or claim by a third party other than Dissenting Shares Claims (collectively, a “Third Party Action”) in respect of which such Indemnified Party may seek indemnification hereunder, such Indemnified Party shall have the right in its sole discretion to conduct the defense of and to settle or resolve any such claim (and the costs and expenses incurred by such Indemnified Party in connection with such defense, settlement or resolution (including reasonable attorneys’ fees, other professionals’ and experts’ fees and court or arbitration costs) shall be included in the Indemnified Losses for which the Indemnified Party may seek indemnification pursuant to a claim made hereunder). The Representative shall have the right to receive copies of all pleadings, notices and communications with respect to the third-party claim to the extent that receipt of such documents does not affect any privilege relating to any Indemnified Party and shall be entitled, at its expense, to participate in, but not to determine or conduct, any defense of the third-party claim or settlement negotiations with respect to the third-party claim. However, except with the consent of the Representative, which consent shall not be unreasonably withheld, conditioned or delayed and which shall be deemed to have been given unless the Representative shall have objected within 15 days after a written request for such consent by an Indemnified Party, no settlement or resolution by an Indemnified Party of any claim that gives rise to a claim against the Escrow Account or otherwise by or on behalf of an Indemnified Party shall be determinative of the existence of or amount of Indemnified Losses relating to such matter and such claims shall be subject to the procedure for claims set forth in Section 13.5; provided that, in the event that the Representative has consented to any such settlement or resolution, neither the Representative nor any Indemnifying Party shall have any power or authority to object to the amount of any claim by or on behalf of any Indemnified Party against the Escrow Account or otherwise for indemnity with respect to such settlement or resolution and the Representative shall execute an Escrow Claim Settlement Letter or Non-Escrow Claim Settlement Letter, as the case may be, with respect to such claim and amount. The parties hereto will extend reasonable cooperation in connection with the defense of any Third Party Action pursuant to this ARTICLE XIII and, in connection therewith, will furnish such records, information, and testimony and attend such conferences, discovery proceedings, hearings, trials, and appeals as may be reasonably requested. The Indemnified Parties shall use commercially reasonable efforts to mitigate any damage, loss, cost, expense, liability or obligation with respect to which they shall be entitled to indemnification hereunder.

13.3 Direct Claims. In any case in which an Indemnified Party seeks indemnification hereunder which is not subject to Section 13.2 because no Third Party Action is involved, the Indemnified Party will notify the Representative in writing of any Indemnified Losses which such Indemnified Party claims are subject to indemnification under the terms hereof. Subject to the limitations set forth in this ARTICLE XIII and in Section 15.1, the failure of the Indemnified Party to exercise promptness in such notification will not amount to a waiver of such claim unless the resulting delay materially and adversely prejudices the position of the Indemnifying Party with respect to such claim.

13.4 No Circular Recovery; No Contribution. The Representative hereby agrees that he will not, and no Indemnifying Party shall, make any claim for indemnification or advancement of expenses against Parent or the Surviving Corporation by reason of the fact that such Indemnifying Party was a controlling person, director, officer, stockholder, employee, agent or representative of the Company or was serving as such for another Person at the request of the Company (whether such claim is pursuant to any statute, Company Charter Document, contractual obligation or otherwise) with respect to any claim brought by an Indemnified Party in accordance with this Agreement. Effective as of the Closing, the Representative, on behalf of himself and each Indemnifying Party, expressly waives and releases any and all right of subrogation, contribution, advancement, indemnification or other claim against Parent or the Surviving Corporation.

13.5 Procedures for Claims.

(a) Escrow Claims. Upon the making by an Indemnified Party of any indemnification claim from the Escrow Account pursuant to Section 13.2 or Section 13.3 (an “Escrow Claim”), Parent (on behalf of such Indemnified Party) shall notify the Representative and the Escrow Agent of such claim and an estimate of the amount necessary to satisfy and pay such claim, which may be updated from time to time by Parent (each such amount, a “Pending Escrow Claims Amount” and each such notice, a “Pending Escrow Claims Notice”) and the Escrow Agent will only thereafter distribute any Pending Escrow Claims Amounts in accordance with this Section 13.5(a) and Section 13.5(d) below. If Parent delivers a Pending Escrow Claims Notice setting forth a Pending Escrow Claims Amount and the Representative does not deliver a written objection to such Pending Escrow Claims Amount to Parent and the Escrow Agent within thirty (30) days after Parent’s delivery of such Pending Escrow Claims Notice, then the Escrow Agent will distribute to Parent on behalf of such Indemnified Party such Pending Escrow Claims Amount within two (2) Business Days after the expiration of such thirty (30) day period in accordance with the terms of the Escrow Agreement. If Parent delivers a Pending Escrow Claims Notice setting forth a Pending Escrow Claims Amount and the Representative delivers a written objection to such Pending Escrow Claims Amount to Parent and the Escrow Agent within thirty (30) days after delivery of such Pending Escrow Claims Notice by Parent, then Parent and the Representative shall promptly use their commercially reasonable efforts to settle the dispute as to whether and to what extent the Indemnified Party is entitled to indemnification with respect to such Escrow Claim. If Parent and the Representative are able to reach agreement within thirty (30) days after delivery of such Pending Escrow Claims Notice by Parent, then Parent and the Representative shall deliver a joint written instruction to the Escrow Agent setting forth such agreement and instructing the Escrow Agent to release funds from the Escrow Account pursuant thereto (an “Escrow Claim Settlement Letter”), and the Escrow Agent shall release such funds in accordance with the terms of the Escrow Agreement. If Parent and the Representative are unable to reach agreement within thirty (30) days after delivery of such Pending Escrow Claims Notice by Parent, then the Escrow Agent shall release the portion of such Escrow Claim not in dispute (if any) from the Escrow Account in accordance with the terms of the Escrow Agreement, and the portion of such Escrow Claim remaining in dispute may be submitted to a court of competent jurisdiction by Parent (on behalf of the Indemnified Parties) or the Representative (on behalf of the Indemnifying Parties), after which point the Escrow Agent will only distribute such Pending Escrow Claims Amount in accordance with a final, non-appealable judgment of a court of competent jurisdiction finally determining the amount, if any, of Indemnified Losses to which an Indemnified Party is entitled for the claim related to such Pending Escrow Claims Amount (an “Escrow Claim Final Court Order”) or an Escrow Claim Settlement Letter. Any Pending Escrow Claims Amount or portion thereof to which an Indemnified Party is entitled in accordance with an Escrow Claim Settlement Letter or an Escrow Claim Final Court Order will be distributed by the Escrow Agent to such Indemnified Party on two (2) Business Days following delivery of such Escrow Claim Settlement Letter or Escrow Claim Final Court Order to the Escrow Agent.

(b) Non-Escrow Claims. Upon the making by an Indemnified Party of any indemnification claim other than from the Escrow Account pursuant to Section 13.2 or Section 13.3 (a “Non-Escrow Claim”), Parent (on behalf of the Indemnified Party) shall notify the Representative, of such claim and an estimate of the amount necessary to satisfy and pay such claim, which may be updated from time to time by the Indemnified Party (each such amount, a “Pending Non-Escrow Claims Amount” and each such notice, a “Pending Non-Escrow Claims Notice”). If Parent delivers a Pending Non-Escrow Claims Notice setting forth a Pending Non-Escrow Claims Amount and the Representative does not deliver a written objection to such Pending Escrow Claims Amount to the Parent within thirty (30) days after delivery of such Pending Escrow Claims Notice by the Parent, then such Indemnifying Party shall be liable for such Indemnified Losses, subject to the limitations contained in this ARTICLE XIII and in Section 15.1. If Parent delivers a Pending Non-Escrow Claims Notice setting forth a Pending Non-Escrow Claims Amount and the Representative delivers a written objection to such Pending Non-Escrow Claims Amount to Parent within thirty (30) days after delivery of such Pending Non-Escrow Claims Notice by Parent, then Parent and the Representative shall promptly use their commercially reasonable efforts to settle the dispute as to whether and to what extent the Indemnified Party is entitled to indemnification with respect to such Non-Escrow Claim. If Parent and the Representative are able to reach agreement within thirty (30) days after delivery of such Pending Non-Escrow Claims Notice by the Indemnified Party, then the amount, if any, of the Pending Non-Escrow Claims Amount to which the Indemnified Party shall be entitled to indemnification from the Indemnifying Party pursuant to this ARTICLE XIII shall be determined in accordance with a letter executed by Parent and the Representative settling in full the claim related to such Pending Non-Escrow Claims Amount (a “Non-Escrow Claims Settlement Letter”), which letter shall be executed by the Parent and the Representative promptly after reaching such agreement. If Parent and the Representative are unable to reach agreement within thirty (30) days after delivery of such Pending Non-Escrow Claims Notice by the Indemnified Party, then the Indemnifying Parties shall be bound to pay to the Indemnified Parties the portion of such Non-Escrow Claim not in dispute (if any), and the portion of such Non-Escrow Claim remaining in dispute may be submitted to a court of competent jurisdiction by either Parent (on behalf of the Indemnified Parties) or the Representative (on behalf of the Indemnifying Parties), after which the Indemnifying Parties shall be bound to pay any amounts set forth in a final, non-appealable judgment of such court of competent jurisdiction finally determining the amount, if any, of Indemnified Losses to which an Indemnified Party is entitled for the claim related to such Pending Non-Escrow Claims Amount (an “Non-Escrow Claims Final Court Order”). Any Pending Non-Escrow Claims Amount or portion thereof to which an Indemnified Party is entitled in accordance with an Non-Escrow Claims Settlement Letter or an Non-Escrow Claims Final Court Order will be paid by the Indemnifying Party to such Indemnified Party within five (5) Business Days following execution and delivery of such Non-Escrow Claims Settlement Letter or an Non-Escrow Claims Final Court Order.

(c) Special Escrow Claims. Within two (2) Business Days following the final resolution of all Dissenting Shares Claims, Representative shall notify Parent and the Escrow Agent of the amount of any Indemnified Dissenting Shares Losses (such notice, a “Special Escrow Claims Notice”) and the Escrow Agent will distribute to Parent such Indemnified Dissenting Shares Losses within two (2) Business Days after receipt of the Special Escrow Claims Notice.

(d) Distributions.

(i) Two (2) Business Days following the date on which any Indemnified Dissenting Shares Losses are distributed pursuant to Section 13.5(c) above or, if there are no Indemnified Dissenting Shares Losses, on the date specified in a joint written instruction delivered by Parent and the Representative to the Escrow Agent (the “Special Escrow Release Date”), the Escrow Agent will distribute to the Indemnifying Parties in accordance with the terms of the Escrow Agreement an amount equal to (a) the Special Escrow Amount, together with any income or interest accrued thereon, minus (b) the amount of any Indemnified Dissenting Shares Losses distributed pursuant to Section 13.5(c) above.

(ii) Two (2) Business Days following the date that is eighteen (18) months after the Closing Date (the “Escrow Release Date”), the Escrow Agent will distribute to the Indemnifying Parties in accordance with the terms of the Escrow Agreement (a) any amounts remaining in the Escrow Account, minus (b) the amount, if any, of any Adjustment Amount Difference or Transaction Cost Deficiency that has not already been paid to Parent from the Escrow Account or deducted by Parent from the Merger Consideration, minus (c) to the extent such Indemnified Losses have not already been distributed to the Indemnified Party by the Escrow Agent, all Indemnified Losses with respect to which an Indemnified Party delivered a Pending Escrow Claims Notice to Representative setting forth a Pending Escrow Claims Amount that was not objected to by the Representative within thirty (30) days after delivery of such Pending Escrow Claims Notice, minus (d) to the extent such Indemnified Losses have not already been distributed to the Indemnified Party by the Escrow Agent, all Indemnified Losses to which an Indemnified Party is entitled pursuant to an Escrow Claim Settlement Letter or an Escrow Claim Final Court Order, and minus (e) all Pending Escrow Claims Amounts that have not been previously resolved pursuant to an Escrow Claim Settlement Letter or an Escrow Claim Final Court Order; provided, however, that if an audit relating to Taxes has been initiated by a Governmental Entity on or prior to the Escrow Release Date and such audit has not been concluded and/or the final results thereof have not been delivered to Parent as of such date, then the Escrow Agent will not distribute any amounts remaining in the Escrow Account (unless there is clear and convincing evidence that the amounts then remaining in the Escrow Account, after subtracting all amounts described in clauses (b) through (e) above, exceed the maximum possible amount payable related to the matters related to or covered by such audit, in which event the amount of such excess shall not be subject to this proviso) until the date that is thirty (30) days after Parent has delivered notice to the Escrow Agent of receipt of the final results of the audit (which notice shall be delivered by Parent to the Escrow Agent within five (5) Business Days after Parent’s receipt of such results from the applicable Governmental Entity), at which time the Escrow Agent will follow the distribution procedures outlined above in this Section 13.5(d).

13.6 Indemnification Limits.

(a) Except with respect to (i) claims for fraud or intention to deceive, (ii) claims for breach or default by the Company, the Representative or any Indemnifying Party of any covenant, or agreement (other than the representations and warranties set forth in ARTICLE III or ARTICLE IV) applicable to such party under this Agreement or any other Transaction Document, (iii) claims for breaches of any representations and warranties contained in Sections 3.2 (Capital

Structure), 3.8 (Tax Matters), 3.10 (Intellectual Property and Related Matters), and 4.3 (Rights to Intellectual Property), (iv) Indemnified Dissenting Shares Losses, (v) claims asserted by any Securityholder or Securityholders against the Company, its Board of Directors or any of the Indemnified Parties in connection with this Agreement, the Merger and the other transactions contemplated hereby, and (vi) Indemnified Tax Losses, (A) the Escrow Account is the sole source of recovery available to satisfy any indemnification claim for Indemnified Losses pursuant to this ARTICLE XIII and (B) the Indemnified Parties shall not be entitled to be indemnified for any Indemnified Losses unless and until the aggregate amount of all Indemnified Losses exceeds $200,000 (the “Minimum Loss Amount”) subject to Section 13.6(b); provided, after the Minimum Loss Amount is exceeded, the Indemnified Parties shall be entitled to be paid the amount of any Indemnified Losses including the Minimum Loss Amount, subject to the other limitations contained in this ARTICLE XIII and in Section 15.1.

(b) With respect to claims for breaches of any representations and warranties contained in Section 3.10 (Intellectual Property and Related Matters) (excluding infringement-related claims), the Indemnified Parties shall not be entitled to be indemnified for any such Indemnified Losses unless and until the aggregate amount of all such Indemnified Losses exceeds $20,000 (the “IP Basket Minimum Loss Amount”); provided, after the IP Basket Minimum Loss Amount is exceeded, the Indemnified Parties shall be entitled to be paid the amount of any Indemnified Losses including the IP Basket Minimum Loss Amount, subject to the other limitations contained in this ARTICLE XIII and in Section 15.1, and provided further; that any amounts paid pursuant to this Section 13.6(b) shall be counted towards the Minimum Loss Amount for purposes of Section 13.6(a).

13.7 Offset. The parties acknowledge and agree that any Indemnified Party may deal directly with the Representative with respect to an indemnification claim and the Indemnifying Parties will be bound by any action or agreement of the Representative made on their behalf. Parent and the Surviving Corporation shall have the right to offset any amounts due and payable to any Indemnifying Party under this Agreement and the other Transaction Documents against any Indemnified Losses owed by the Person to whom such amount is due and payable.

ARTICLE XIV

THE REPRESENTATIVE

14.1 Authorization of the Representative.

(a) The Representative hereby is appointed, authorized and empowered to act as the agent of the Indemnifying Parties in connection with, and to facilitate the consummation of the transactions contemplated by, this Agreement and the other Transaction Documents, and in connection with the activities to be performed on behalf of the Indemnifying Parties under this Agreement, for the purposes and with the powers and authority hereinafter set forth in this ARTICLE XIV, which will include the full power and authority:

(i) to take such actions and to execute and deliver such amendments, modifications, waivers and consents in connection with this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby as the Representative, in its reasonable discretion, may deem necessary or desirable to give effect to the intentions of this Agreement and the other Transaction Documents;

(ii) as the Representative of the Indemnifying Parties, to enforce and protect the rights and interests of the Indemnifying Parties and to enforce and protect the rights and interests of the Representative arising out of or under or in any manner relating to this Agreement and each other Transaction Document and, in connection therewith, to (A) resolve all questions, disputes, conflicts and controversies concerning (x) the determination of any amounts pursuant to ARTICLE II (y) indemnification claims pursuant to ARTICLE XIII and (z) Dissenting Shares Claims; (B) employ such agents, consultants and professionals, to delegate authority to its agents, to take such actions and to execute such documents on behalf of the Indemnifying Parties in connection with ARTICLE II and ARTICLE XIII and the Transaction Documents as the Representative, in its reasonable discretion, deems to be in the best interest of the Indemnifying Parties; (C) assert or institute any claim, action, proceeding or investigation; (D) investigate, defend, contest or litigate any claim, action, proceeding or investigation initiated by Parent, any Indemnified Party, or any other Person, against the Representative and/or the Indemnifying Parties, and receive process on behalf of any or all Indemnifying Parties in any such claim, action, proceeding or investigation and compromise or settle on such terms as the Representative shall determine to be appropriate, give receipts, releases and discharges on behalf of all of the Indemnifying Parties with respect to any such claim, action, proceeding or investigation; (E) file any proofs, debts, claims and petitions as the Representative may deem advisable or necessary; (F) settle or compromise any claims asserted under ARTICLE II or ARTICLE XIII; (G) assume, on behalf of all of the Indemnifying Parties, the defense of any claim that is the basis of any claim asserted under ARTICLE II or ARTICLE XIII; and (H) file and prosecute appeals from any decision, judgment or award rendered in any of the foregoing claims, actions, proceedings or investigations, it being understood that the Representative shall not have any obligation to take any such actions, and shall not have liability for any failure to take such any action;

(iii) to enforce payment of any amounts payable to Indemnifying Parties, in each case on behalf of the Indemnifying Parties, in the name of the Representative;

(iv) to authorize, if required, delivery to an Indemnified Party from the Escrow Account of the full amount of any Indemnified Loss pursuant to ARTICLE XIII and also any other amounts to be paid to Parent pursuant to this Agreement;

(v) to receive and cause to be paid to Indemnifying Parties in accordance with ARTICLE II and ARTICLE XIII any distributions received by the Representative;

(vi) to waive or refrain from enforcing any right of any Indemnifying Party and/or of the Representative arising out of or under or in any manner relating to this Agreement or any other Transaction Document; and

(vii) to make, execute, acknowledge and deliver all such other agreements, guarantees, orders, receipts, endorsements, notices, requests, instructions, certificates, stock powers, letters and other writings, and, in general, to do any and all things and to take any and all action that the Representative, in its sole and absolute direction, may consider necessary or proper or convenient in connection with or to carry out the activities described in paragraphs (i) through (vii) above and the transactions contemplated by this Agreement and the other Transaction Documents.

(b) Parent, the Indemnified Parties and each of their Affiliates, and at and after the Effective Time, the Surviving Corporation, the Subsidiaries and each of their Affiliates will be entitled to rely exclusively upon the communications of the Representative relating to the foregoing as the communications of the Indemnifying Parties. None of such Persons (a) need be concerned with the authority of the Representative to act on behalf of all Indemnifying Parties hereunder, or (b) will be held liable or accountable in any manner for any act or omission of the Representative in such capacity.

(c) The grant of authority provided for in this Section 14.1 (a) is coupled with an interest and is being granted, in part, as an inducement to the Company and Parent to enter into this Agreement and will be irrevocable and survive the death, incompetency, bankruptcy or liquidation of any Indemnifying Party and will be binding on any successor thereto, and (b) will survive any distribution from the Escrow Account.

14.2 Compensation; Exculpation; Indemnity.

(a) The Representative will not be entitled to any fee, commission or other compensation for the performance of its service hereunder.

(b) In dealing with this Agreement and any instruments, agreements or documents relating thereto, and in exercising or failing to exercise all or any of the powers conferred upon the Representative hereunder or thereunder, (i) the Representative will not assume any, and will incur no, responsibility whatsoever to any Indemnifying Parties by reason of any error in judgment or other act or omission performed or omitted hereunder or in connection with this Agreement or any other Transaction Document, unless by the Representative’s gross negligence, willful misconduct, fraud or willful breach of fiduciary duty, and (ii) the Representative will be entitled to rely on the advice of counsel, public accountants or other independent experts experienced in the matter at issue, and any error in judgment or other act or omission of the Representative pursuant to such advice will in no event subject the Representative to liability to any Indemnifying Party unless by the Representative’s gross negligence, willful misconduct, fraud or willful breach of fiduciary duty.

(c) Each Indemnifying Party, severally, shall indemnify the Representative up to, but not exceeding, an amount equal to the aggregate portion of the amounts received by such Person under ARTICLE II and ARTICLE XIII of this Agreement (including amounts received upon disbursement, if any, from the Escrow Account), which indemnification shall be paid by such Indemnifying Parties pro rata in accordance with the portion of the aggregate amounts received by such Person under ARTICLE II and ARTICLE XIII of this Agreement (including amounts received upon disbursement, if any, from the Escrow Account), against all damages, liabilities, claims, obligations, costs and expenses, including reasonable attorneys’, accountants’ and other experts’ fees and the amount of any judgment against it, of any nature whatsoever, arising out of or in connection with any claim or in connection with any appeal thereof, relating to the acts or omissions of the Representative hereunder, under a Transaction Document or otherwise, except for such damages, liabilities, claims, obligations, costs and expenses, including reasonable attorneys’, accountants’ and other experts’ fees and the amount of any judgment against the Representative that arise from the

Representative’s gross negligence or willful misconduct, including the willful breach of this Agreement or a Transaction Document. The foregoing indemnification shall not be deemed exclusive of any other right to which the Representative may be entitled apart from the provisions hereof. In the event of any indemnification under this Section 14.2(c), each Indemnifying Party shall promptly deliver to the Representative full payment of his, her or its ratable share of such indemnification claim. The Representative shall have the right to offset any amounts due and payable to it under this Section 14.2 against any portion of any disbursement, if any, the Representative is otherwise obligated to make to the Indemnifying Parties from the Escrow Account.

(d) All of the indemnities, immunities and powers granted to the Representative under this Agreement will survive the Closing and/or any termination of this Agreement.

ARTICLE XV

GENERAL PROVISIONS

15.1 Survival of Representations, Warranties, and Covenants. Regardless of any investigation at any time made by or on behalf of any party hereto or of any information any party may have in respect thereof, each of the representations and warranties made in this Agreement or any other Transaction Document will survive the Closing as provided below. The representations and warranties set forth in this Agreement will terminate at 11:59 p.m. (Central Time) on the date that is eighteen (18) months following the Closing Date; provided, that such time limitation will not apply to any of the following claims or to an Indemnified Party’s rights to recover on such claims, and any representations and warranties relating thereto will survive until the date that is five (5) days after the expiration of the applicable statute of limitations for: (i) claims for fraud or intention to deceive, (ii) claims for breach or default by the Company, the Representative or any Indemnifying Party of any covenant, undertaking or agreement (other than the representations and warranties set forth in ARTICLE III or ARTICLE IV) applicable to such party under this Agreement or any other Transaction Document, (iii) claims for breaches of any representations and warranties contained in Sections 3.2 (Capital Structure), 3.8 (Tax Matters), 3.10 (Intellectual Property and Related Matters), and 4.3 (Rights to Intellectual Property), (iv) claims related to Indemnified Dissenting Shares Losses, (v) claims asserted by any Securityholder or Securityholders against the Company, its Board of Directors or any of the Indemnified Parties in connection with this Agreement, the Merger and the other transactions contemplated hereby, and (vi) claims related to Indemnified Tax Losses. Each of the covenants and agreements contained in this Agreement and each other Transaction Document will survive in accordance with their terms (or in the absence of any specific survival period thereto, shall survive until satisfied or waived).

15.2 Reasonable Efforts; Further Assurances. From time to time after the Closing Date, at the request of the other party and at the expense of the party so requesting, the parties shall execute and deliver to such requesting party such documents and take such other action as such requesting party may reasonably request in order to give effect to the transactions contemplated hereby; provided, however, that the foregoing obligation shall not apply in connection with any dispute between the parties. At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Subsidiary, deeds, bills of sale, assignment or assurances and to take and do, in the name and on behalf of the Company or Merger Subsidiary, any other actions and things to vest, perfect or confirm or record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

15.3 No Waiver Relating to Claims for Fraud. The liability of any party under ARTICLE XIII will be in addition to, and not exclusive of, any other liability that such party may have at law or equity based on such party’s fraudulent acts or omissions or intention to deceive. None of the provisions set forth in this Agreement, including the provisions set forth in ARTICLE XIII, will be deemed a waiver by any party to this Agreement of any right or remedy which such party may have at law or equity based on any other party’s fraudulent acts or omissions or intention to deceive, nor will any such provisions limit, or be deemed to limit, (a) the amounts of recovery sought or awarded in any such claim for fraud or intention to deceive; (b) the time period during which a claim for fraud, intention to deceive or willful misconduct may be brought; or (c) the recourse which any such party may seek against another party with respect to a claim for fraud or intention to deceive; provided, that with respect to such rights and remedies at law or equity, the parties further acknowledge and agree that none of the provisions of this Section 15.3, nor any reference to this Section 15.3 throughout this Agreement, will be deemed a waiver of any defenses which may be available in respect of actions or claims for fraud or intention to deceive, including defenses of statutes of limitations or limitations of damages.

15.4 Amendment and Modification. This Agreement may be amended or modified by the Parties hereto in writing signed by Parent, the Company and the Representative; provided, that no amendment shall be made which by Applicable Law requires further approval by a Party’s shareholders without such further approval.

15.5 Waiver of Compliance. Any failure of Parent or Merger Subsidiary, on the one hand, or the Company (prior to the Closing) or the Representative, on the other hand, to comply with any obligation, covenant, agreement or condition contained herein may be waived only if set forth in an instrument in writing signed by the party or parties to be bound by such waiver (including, if such waiver is after the Closing, the third-party beneficiaries set forth in Section 15.9), but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any other failure.

15.6 Specific Performance. The parties recognize that in the event the Company should refuse to perform under the provisions of this Agreement, monetary damages alone will not be adequate. Parent will therefore be entitled, in addition to any other remedies which may be available, including money damages, to obtain specific performance of the terms of this Agreement. In the event of any action to enforce this Agreement specifically, the Company hereby waives the defense that there is an adequate remedy at law.

15.7 Severability. If any term or other provision of this Agreement is held by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any Applicable Laws or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated herein is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Governmental Entity making such determination is authorized and instructed to modify this Agreement so as to effect the original intent of the parties as closely as possible in order that the transactions contemplated herein are consummated as originally contemplated to the fullest extent possible.

15.8 Expenses and Obligations. Except as otherwise provided in Section 9.2(e), each Party to this Agreement or any other Transaction Document will bear all fees and expenses incurred by such party in connection with, relating to or arising out of the negotiation, preparation, execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including investment bankers’, financial advisors’, attorneys’, accountants’ and other professional fees and expenses; provided, that any Company Transaction Costs that are unpaid as of the Closing Date but are not reflected on the Closing Statement (such amounts, the “Transaction Cost Deficiency”) will be paid to Parent by Escrow Agent from the Escrow Account in accordance with the Escrow Agreement.

15.9 Parties in Interest. This Agreement will be binding upon and inure solely to the benefit of each Party hereto and their successors and assigns, and nothing in this Agreement, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Agreement; provided, that the Indemnified Parties will be third party beneficiaries of the indemnification rights set forth in ARTICLE XIII.

15.10 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered by hand, mailed by registered or certified mail (return receipt requested), sent by facsimile or sent by Federal Express or other recognized overnight courier to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) If to Parent or the Surviving Corporation, to:

SolarWinds, Inc.

Attention: Michael J. Berry, CFO

3711 South MoPac Expressway

Building Two

Austin, Texas 78746

Facsimile: (512) 682-9301

with copies to (which shall not constitute notice):

Wilson Sonsini Goodrich & Rosati, Professional Corporation

Las Cimas IV, Fifth Floor

900 South Capital of Texas Highway

Austin, Texas 78746

Attention: Paul R. Tobias

Facsimile: (512) 338-5499

(b) If to the Company (prior to the Effective Time), to:

TriGeo Network Security, Inc.

Attention: Michelle L. Dickman, President

510 Clearwater Loop

Post Falls, ID 83854

Phone: (208) 664-7000

Fax: (208) 666-9710

E-mail: mdickman@trigeo.com

with copies to (which shall not constitute notice):

Nicholas G. Miller

Hawley Troxell Ennis & Hawley LLP

877 Main Street

Suite 1000

Boise, ID 83701-1617

Phone: (208) 388-4849

Fax: (208) 954-5241

E-mail: nmiller@hawleytroxell.com

Brian C. Larsen

Hawley Troxell Ennis & Hawley LLP

877 Main Street

Suite 1000

Boise, ID 83701-1617

Phone: (208) 388-4933

Fax: (208) 954-5233

E-mail: blarsen@hawleytroxell.com

(c) If to the Representative, to:

Attention: Michelle L. Dickman

1324 North Liberty Lake #276

Liberty Lake, WA 99019

Phone: (509) 389-6547

Fax: (509) 272-1150

E-mail: michelle@angelask.me

with copies to (which shall not constitute notice):

Brian C. Larsen

Hawley Troxell Ennis & Hawley LLP

877 Main Street

Suite 1000

Boise, ID 83701-1617

Phone: (208) 388-4933

Fax: (208) 954-5233

E-mail: blarsen@hawleytroxell.com

(d) If to a Shareholder, to: the address set forth on such Shareholder’s signature page to this Agreement.

Any of the above addresses may be changed at any time by notice given to the other parties as provided above; provided, that any such notice of change of address shall be effective only upon receipt. All notices, requests or instructions given in accordance herewith shall be deemed received on the date of delivery, if hand delivered, on the date of receipt, if transmitted by facsimile, three (3) Business Days after the date of mailing, if mailed by registered or certified mail, return receipt requested and one Business Day after the date of sending, if sent by Federal Express or other recognized overnight courier.

15.11 Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

15.12 Time. Time is of the essence in each and every provision of this Agreement.

15.13 Entire Agreement. This Agreement (which term shall be deemed to include the exhibits and schedules hereto and the other certificates, documents and instruments delivered hereunder) and the other Transaction Documents constitute the entire agreement of the parties hereto and supersede all prior agreements, letters of intent and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement and the other Transaction Documents.

15.14 Attorneys’ Fees. In any action or proceeding instituted by a party prior to the Effective Time arising in whole or in part under, related to, based on, or in connection with, this Agreement or the subject matter hereof, the prevailing party shall be entitled to receive from the losing party reasonable attorney’s fees, costs and expenses incurred in connection therewith, including any appeals therefrom.

15.15 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, whether by operation of law or otherwise; provided, that upon notice to the Company, Parent or Merger Subsidiary may assign or delegate any or all of their rights or obligations under this Agreement to any Affiliate thereof; provided further that, after the Effective Time, any party may assign its rights and obligations to a successor of such party in the event of a merger, sale (of assets or stock), reorganization, dissolution or other similar change in control of such party. Any assignment in violation of the foregoing shall be null and void.

15.16 Governing Law. THIS AGREEMENT, AND ANY MATTER OR DISPUTE ARISING HEREUNDER OR IN CONNECTION WITH THIS AGREEMENT, WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE WITHOUT GIVING EFFECT TO THE LAWS OR RULES OF THE STATE OF DELAWARE RELATING TO CONFLICTS OF LAW.

15.17 Jurisdiction. Any legal suit, action or proceeding brought by any party or any of its Affiliates arising out of or based upon this Agreement shall only be instituted in any federal or state court in Wilmington, Delaware, and each party waives any objection which it may now or hereafter have to the laying of venue of any such proceeding, and irrevocably submits to the jurisdiction of such courts in any such suit, action or proceeding.

15.18 Rules of Construction.

(a) Each of the parties acknowledges that it has been represented by independent counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed the same with consent and upon the advice of said independent counsel. Each party and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto shall be deemed the work product of the parties and may not be construed against any party by reason of its preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that draft it is of no application and is hereby expressly waived.

(b) All references in this Agreement to Exhibits, Schedules, Articles, Sections, subsections and other subdivisions refer to the corresponding Exhibits, Schedules, Articles, Sections, subsections and other subdivisions of this Agreement unless expressly provided otherwise. Titles appearing at the beginning of any Articles, Sections, subsections or other subdivisions of this Agreement are for convenience only, do not constitute any part of such Articles, Sections, subsections or other subdivisions, and shall be disregarded in construing the language contained therein. The words “this Agreement,” “herein,” “hereby,” “hereunder” and “hereof” and words of similar import, refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The words “this Section,” “this subsection” and words of similar import, refer only to the Sections or subsections hereof in which such words occur. The word “including” (in its various forms) means “including, without limitation.” Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise expressly requires. Unless the context otherwise requires, all defined terms contained herein shall include the singular and plural and the conjunctive and disjunctive forms of such defined terms. Unless otherwise specified, all references to a specific time shall refer to Central Time.

(c) Nothing in a schedule will be deemed adequate to disclose an exception to a representation or warranty made herein, unless the schedule identifies the exception with reasonable particularity and describes the relevant facts in reasonable detail. The mere listing (or inclusion of a copy) of a document or other item in a schedule will not be deemed adequate to disclose an exception to a representation or warranty made in this Agreement (unless the representation or warranty pertains to the existence of the document or other item itself).

(d) Notwithstanding anything contained in this Agreement to the contrary, except as otherwise expressly provided in this Agreement, the parties hereto covenant and agree that no amount shall be (or is intended to be) included, in whole or in part (either as an increase or a reduction), more than once in the calculation of (including any component of) the Merger Consideration or any component thereof or calculation relating thereto, or any other calculated amount pursuant to this Agreement if the effect of such additional inclusion (either as an increase or a reduction) would be to cause such amount to be over- or under-counted for purposes of the transactions contemplated by this Agreement.

(e) All references in this Agreement to “$” or “dollar” means United States dollars.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be signed, all as of the date first written above.

COMPANY:

TRIGEO NETWORK SECURITY, INC.

By:	/s/ Michelle L. Dickman
Name:	Michelle L. Dickman
Title:	President and CEO

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be signed, all as of the date first written above.

PARENT:

SOLARWINDS, INC.

By:	/s/ Michael J. Berry
Michael J. Berry
Senior Vice President and Chief Financial Officer

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be signed, all as of the date first written above.

MERGER SUBSIDIARY:

TIMBER ACQUISITION CORP.

By:	/s/ Michael J. Berry
Michael J. Berry
President

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be signed, all as of the date first written above.

BIGHORN VENTURES

By:	/s/ Thomas P. Stoesser
Name:	Thomas P. Stoesser
Title:	Managing Member

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be signed, all as of the date first written above.

/s/ Michelle Dickman
Michelle Dickman

/s/ Michael Maloof
Michael Maloof

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be signed, all as of the date first written above.

/s/ Stephen F. Meyer
Stephen F. Meyer

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be signed, all as of the date first written above.

/s/ Craig Tedmon
Craig Tedmon

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be signed, all as of the date first written above.

/s/ Geoffrey Rinehart
Geoffrey Rinehart

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be signed, all as of the date first written above.

/s/ Thomas Stoeser
Thomas Stoeser

EXHIBIT A

DEFINED TERMS

“Accounts Receivable Amounts” has the meaning set forth in Section 2.16.

“Acquisition Proposal” means any offer or proposal relating to any transaction or series of related transactions other than the transactions contemplated by this Agreement involving (a) any acquisition or purchase by any Person of any interest in the voting securities or other capital stock of the Company or any tender offer or exchange offer that if consummated would result in any Person or group (other than the Shareholders) beneficially owning voting securities or other capital stock of the Company, or any merger, consolidation, business combination or similar transaction involving the Company; (b) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of more than 10% of the assets of the Company; or (c) any liquidation or dissolution of the Company.

“Adjustment Amount Difference” has the meaning set forth in Section 2.15(c).

“Affiliate” means, with respect to any Person, any other Person controlling, controlled by or under common control with such Person. For purposes of this definition and this Agreement, the term “control” (and correlative terms) means the power, whether by contract, equity ownership or otherwise, to direct the policies or management of a Person.

“Agreement” has the meaning set forth in the Preamble.

“Applicable Laws” means all laws, statutes, constitutions, treaties, directives, rules, regulations, principles of common law, resolutions, codes, ordinances, requirements, judgments, orders, decrees, injunctions, and writs of any Governmental Entity which has jurisdiction over the Company or the businesses, operations or assets of the Company, as they may be in effect on or prior to the Closing.

“Business” means the business of the Company.

“Business Day” means any day other than (a) a Saturday, Sunday or federal holiday or (b) a day on which commercial banks in Austin, Texas are authorized or required to be closed.

“Carve-Out Amount” means $1,706,125.

“Carve-Out Recipient” means each employee of the Company entitled to receive a portion of the Carve-Out Amount.

“Certificate” means a certificate representing any Outstanding Shares.

“Closing” has the meaning set forth in Section 11.1.

“Closing Adjustment Amount” has the meaning set forth in Section 2.14.

“Closing Capitalization Schedule” has the meaning set forth in Section 11.2(b)(ii).

“Closing Date” means the date on which the Closing occurs.

“Closing Merger Consideration” means (a) the Merger Consideration, minus (b) the Escrow Amount.

“Code” means the United States Internal Revenue Code of 1986, as amended. All references to the Code, U.S. Treasury regulations or other governmental pronouncements shall be deemed to include references to any applicable successor regulations or amending pronouncement.

“Common Stock” means the common stock of the Company, no par value per share.

“Company” has the meaning set forth in the Preamble.

“Company Benefit Plans” has the meaning set forth in Section 3.16(a).

“Company Charter Documents” has the meaning set forth in Section 3.1(b).

“Company Indebtedness” means any Indebtedness of the Company outstanding as of the start of business on the Closing Date.

“Company Intellectual Property” means any and all Intellectual Property (i) that is actually or purportedly owned by the Company, or exclusively licensed to the Company, or (ii) that is material to the operation of the Company as currently conducted.

“Company Marks” has the meaning set forth in Section 3.10(c).

“Company Product” means any product or service currently distributed, offered or marketed by the Company.

“Company Registered Intellectual Property” means any and all Registered Intellectual Property that is actually or purportedly owned by, exclusively licensed to, or filed in the name of, the Company.

“Company Technology” has the meaning set forth in Section 3.10(a).

“Company Transaction Costs” means all fees, costs and expenses of any brokers, financial advisors, accountants, consultants, attorneys or other professionals, any retirement, severance, management compensation or similar arrangements, whether oral or written, and all other out-of-pocket costs or expenses (including the fees and expenses of the Paying Agent, the fees and expenses of the Escrow Agent, any fees payable to AmericaWest Bank as a result of the transaction, filing fees, termination or breakage fees, costs of obtaining Consents, transaction bonuses or similar items), in each case payable by the Company in connection with the structuring, negotiation or consummation of the transactions contemplated by this Agreement and the other Transaction Documents, whether incurred prior to, on or after the date hereof.

“Computer Systems” means all servers, computer hardware, networks, Software, databases, telecommunications systems, interfaces and related systems.

“Confidential Information” has the meaning set forth in Section 7.1(a).

“Confidentiality Agreement” means the Non-Disclosure Agreement dated as of April 24, 2011 by and between the Company and Parent.

“Consents” means all consents, approvals, orders or authorizations of, or registration, qualification, designation, declaration or filing with, any Governmental Entity, and all consents, waivers and approvals of third Persons.

“Contract” means any written, oral or other agreement, contract, subcontract, settlement agreement, lease, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature to which the reference Person is a party or by which such Person, or any of its properties or assets, is bound.

“Copyright” has the meaning set forth in the definition of “Intellectual Property.”

“Customer” means any customer or client of the Parent Group who is invoiced purchases from any member of the Parent Group.

“Delaware Certificate of Merger” has the meaning set forth in Section 2.2.

“DGCL” has the meaning set forth in the Preliminary Statements.

“Dissenting Shares” has the meaning set forth in Section 2.9(b).

“Dissenting Shares Claims” means demands for appraisal pursuant to the Idaho Acts.

“DOJ” means the United States Department of Justice.

“Domain Names” has the meaning set forth in the definition of “Intellectual Property.”

“Effective Time” has the meaning set forth in Section 2.2.

“Eligible Accounts Receivable” means any accounts receivable for which the Company invoices the customer prior to the Closing Date and does not receive payment prior to the Closing Date, except for (i) those invoices for which the Company does not receive a signed agreement or purchase order prior to the Closing Date and (ii) any maintenance obligation that was entered into one month prior to the Closing Date with a stated term longer than one year, those amounts attributable to the remaining maintenance services to be provided by the Company beyond the first year.

“Eligible Deferred Revenue” means any deferred revenue associated with obligations of the Company for which the Company invoices the customer prior to the Closing Date, except for those invoices for which the Company does not receive a signed agreement or purchase order prior to the Closing Date and for which the Company hasn’t received a cash payment prior to the Closing Date.

“Employee Benefit Plan” means any plan, program, policy, practice, contract, agreement or other arrangement providing for compensation (other than base salary or wages), change of control benefits, severance, termination pay, deferred compensation, retirement benefits, performance awards, stock or stock-related awards, fringe benefits or other employee benefits or remuneration of any kind, whether written, unwritten or otherwise, funded or unfunded, including without limitation, each “employee benefit plan,” within the meaning of Section 3(3) of ERISA.

“Employee Pension Benefit Plan” has the meaning set forth in Section 3(2) of ERISA and specifically includes, but is not limited to, any plan operated pursuant to the laws of any Governmental Entity other than the United States.

“Employee Welfare Benefit Plan” has the meaning set forth in Section 3(1) of ERISA and specifically includes, but is not limited to, any plan operated pursuant to the laws of any Governmental Entity other than the United States.

“Environmental Law” means any Applicable Law relating or pertaining to the public health and safety (including workplace health and safety) or the environment or otherwise governing the generation, use, handling, collection, treatment, storage, transportation, recovery, recycling, removal, discharge or disposal of Hazardous Materials, including: (a) the Solid Waste Disposal Act, 42 U.S.C. § 6901 et seq., as amended; (b) the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq., as amended; (c) the Clean Water Act, 33 U.S.C. § 1251 et seq., as amended; (d) the Clean Air Act, 42 U.S.C. § 7401 et seq., as amended; (e) the Toxic Substances Control Act, 15 U.S.C. § 2601 et seq., as amended; (f) the Emergency Planning and Community Right To Know Act, 42 U.S.C. § 11001 et seq., as amended; (g) the Occupational Safety and Health Act, 29 U.S.C. § 651 et seq., as amended; and (h) analogous laws and regulations implemented in any other country in which the Company conducts business.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any subsidiary or other entity that would be considered a single employer with the Company or a subsidiary within the meaning of Section 414 of the Code.

“Escrow Account” has the meaning set forth in Section 2.13.

“Escrow Agent” has the meaning set forth in Section 2.13.

“Escrow Agreement” has the meaning set forth in Section 2.13.

“Escrow Amount” has the meaning set forth in Section 2.13.

“Escrow Claim” has the meaning set forth in Section 13.5(a).

“Escrow Claim Final Court Order” has the meaning set forth in Section 13.5(a).

“Escrow Claim Settlement Letter” has the meaning set forth in Section 13.5(a).

“Escrow Release Date” has the meaning set forth in Section 13.5(d)(i).

“Excess Cash” means an amount equal to (i) the positive number, if any, resulting from the following calculation: (a) the Net Working Capital as derived from the Initial Balance Sheet minus the Historical Net Working Capital or (ii) zero, if the calculation set forth in clause (i) does not result in a positive number.

“Exchange Act” has the meaning set forth in Section 3.22.

“FCPA” means the Foreign Corrupt Practices Act of 1977, as amended.

“Final Adjustment Amount” has the meaning set forth in Section 2.15(c).

“Final Balance Sheet” has the meaning set forth in Section 2.15(a).

“Financial Statements” has the meaning set forth in Section 3.5(a).

“Foreign Export and Import Laws” means the laws and regulations of a foreign government regulating exports, imports or re-exports to or from the foreign country, including the export or re-export of any goods, services or technical data.

“Governmental Entity” has the meaning set forth in Section 3.4(c).

“Hazardous Material” means: (a) any hazardous waste, hazardous substance, toxic pollutant, hazardous air pollutant or hazardous chemical (as any of such terms may be defined under, or for the purpose of, any Environmental Law); (b) asbestos; (c) polychlorinated biphenyls; (d) petroleum or petroleum products; (e) underground storage tanks, whether empty, filled or partially filled with any substance; (f) any substance the presence of which on the property in question is prohibited under any Environmental Law; or (g) any other substance that under any Environmental Law requires special handling or notification of or reporting to any federal, state or local governmental entity in its generation, use, handling, collection, treatment, storage, recycling, treatment, transportation, recovery, removal, discharge or disposal.

“Historical Net Working Capital” means $1.00.

“IBCA” has the meaning set forth in the Preliminary Statements.

“Idaho Acts” has the meaning set forth in the Preliminary Statements.

“Idaho Statement of Merger” has the meaning set forth in Section 2.2.

“IETA” has the meaning set forth in the Preliminary Statements.

“Indebtedness” without duplication, means: (a) all indebtedness (including the principal amount thereof or, if applicable, the accreted amount thereof and the amount of accrued and unpaid interest thereon) of the Company, whether or not represented by bonds, debentures, notes or other securities, for the repayment of money borrowed, whether owing to banks, financial institutions, on equipment leases or otherwise; (b) all deferred indebtedness of the Company for the payment of the purchase price of property or assets purchased; (c) all obligations of the Company to pay rent or other payment amounts under a lease of real or Personal Property which is required to be classified as a capital lease or a liability on the face of a balance sheet prepared; (d) any outstanding reimbursement obligation of the Company with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of the Company; (e) any payment obligation of the Company under any interest rate swap agreement, forward rate agreement, interest rate cap or collar agreement or other financial agreement or arrangement entered into for the purpose of limiting or managing interest rate risks; (f) all indebtedness for borrowed money secured by any Lien existing on property owned by the Company, whether or not indebtedness secured thereby will have been assumed; (g) all guaranties, endorsements, assumptions and other contingent obligations of the Company in respect of, or to purchase or to otherwise acquire, indebtedness for borrowed money of others; (h) all premiums, penalties and change of control payments required to be paid or offered in respect of any of the foregoing as a result of the consummation of the transactions contemplated by this Agreement regardless if any of such are actually paid; and (i) all obligations of the Company, whether interest bearing or otherwise, owed to any Securityholder and or any Securityholder’s Affiliates.

“Indemnified Dissenting Shares Losses” means any amounts paid to holders of Dissenting Shares in excess of the consideration that such holders would otherwise have been entitled to receive pursuant to ARTICLE II if such shares were not Dissenting Shares and the costs and expenses of all negotiations and proceedings with respect to demands for appraisal under the Idaho Acts (including reasonable attorneys’ fees, other professionals’ and experts’ fees and court or arbitration costs).

“Indemnified Losses” means (a) all Indemnified Representation Losses, (b) all Indemnified Tax Losses and (c) all damages, losses, claims, liabilities, demands, charges, suits, judgments, penalties, fines, fees, costs, and expenses (including court costs, reasonable attorneys’ fees and other expenses incurred in investigating and preparing for, or otherwise in connection with, any litigation or proceeding) of the Indemnified Parties arising out of, in connection with, or related to (i) fraud or intention to deceive; (ii) any breach or default by the Company, the Representative or any Indemnifying Party of any covenant, undertaking or agreement applicable to such party under this Agreement or any other Transaction Document (other than the representations and warranties set forth in ARTICLE III or ARTICLE IV); (iii) all Indemnified Dissenting Shares Losses; (iv) claims asserted by any Securityholder or Securityholders against the Company, its Board of Directors or any of the Indemnified Parties in connection with this Agreement, the Merger and the other transactions contemplated hereby; (v) any Adjustment Amount Difference or Transaction Cost Deficiency; (vi) any inaccuracies in the Closing Capitalization Schedule; or (viii) the removal of directors and/or officers of the Company who do not resign prior to or effective upon the Closing.

“Indemnified Parties” means Parent, the Surviving Corporation, each Subsidiary and each officer, director, employee, consultant, shareholder, and Affiliate of Parent, the Surviving Corporation or any Subsidiary and each member of an ERISA Group in which Parent or the Surviving Corporation is a member.

“Indemnified Representation Losses” means any and all damages, losses, claims, liabilities, demands, charges, suits, judgments, penalties, fines, fees, costs, and expenses (including court costs, reasonable attorneys’ fees and other expenses incurred in investigating and preparing for, or otherwise in connection with, any litigation or proceeding) sustained, suffered or incurred by any of the Indemnified Parties in connection with, or related to, or arising out of any breach or default by the Company, the Representative or any Indemnifying Party of any, of its, his or her representations or warranties under this Agreement or any other Transaction Document.

“Indemnified Tax Losses” means any and all Taxes, together with any costs, expenses or damages (including court and administrative costs and reasonable legal fees and expenses incurred in investigating and preparing for any audit, examination, litigation or other judicial or administrative proceeding) arising out of, in connection with or incident to the determination, assessment or collection of such Taxes, imposed on the Company, or for which the Company may otherwise be liable, for any Pre-Closing Tax Period and for the portion of any Straddle Period ending on and including the Closing Date (determined in accordance with Section 9.2(b)), except to the extent specifically included as a liability in the calculation of the Closing Adjustment Amount and the Final Adjustment Amount. For the avoidance of doubt, any Transaction Payroll Taxes shall be included as Indemnified Tax Losses.

“Indemnifying Parties” means, collectively, the Shareholders.

“Initial Balance Sheet” has the meaning set forth in Section 2.14.

“Intellectual Property” means any or all of the following and all rights in, arising out of, or associated therewith: (a) all United States and foreign patents and utility models, including utility patents, design patents, plant patents and plant variety protection certificates, and all registrations and applications therefor and all reissues, divisionals, re-examinations, corrections, renewals, extensions, provisionals, continuations and continuations in-part thereof, and other derivatives and certificates associated therewith, and equivalent or similar rights anywhere in the world in inventions and discoveries, including, without limitation, invention disclosures (“Patents”); (b) all trademarks, service marks, trade names, trade dress, logos or other corporate designations, common law trademarks and service marks, trademark and service mark registrations and applications therefor together with the goodwill associated therewith throughout the world (“Trademarks”); (c) all copyrights, copyright registrations and applications therefor and all other rights corresponding thereto throughout the world, including copyrights in computer software (“Copyrights”); (d) all Trade Secrets; (e) all mask works, mask work registrations and applications therefor, and any equivalent or similar rights (“Mask Works”); (f) all industrial designs and any registrations and applications therefor throughout the world; (g) all computer programs and computer software; (h) all rights in domain names and applications and registrations therefor (“Domain Names”); and (i) any similar, corresponding or equivalent rights to any of the foregoing anywhere in the world, including, without limitation, moral rights and publicity rights.

“IP Authorities” means the PTO, U.S. Copyright Office and any equivalent authority anywhere in the world.

“IP Basket Minimum Loss Amount” has the meaning set forth in Section 13.6(b).

“IP Rights” has the meaning set forth in Section 3.10(d).

“Key Employees” means the Company employees and consultants designated on Schedule 8.1 as “Key Employees.”

“Knowledge” means, with respect to a specified Person, the actual knowledge of such specified Person; and as to the Company will also include the actual knowledge of Michelle Dickman, Michael Maloof, Nicole Pauls and Ray Seely.

“Leased Real Property” has the meaning set forth in Section 3.9(c).

“Legal Proceeding” has the meaning set forth in Section 3.7.

“Letter of Transmittal” has the meaning set forth in Section 2.12(a).

“Liens” means liens, claims, deposits to secure obligations, pledges, voting agreements, voting trusts, proxy agreements, security interests, mortgages, and other possessory interests, conditional sale or other title retention agreements, assessments, easements, rights-of-way, covenants, restrictions, rights of first refusal, encroachments, and other burdens, options or encumbrances of any kind.

“Major Customer” has the meaning set forth in Section 3.25.

“Major Supplier” has the meaning set forth in Section 3.25.

“Mask Works” has the meaning set forth in the definition of “Intellectual Property.”

“Material Adverse Effect” when used with respect to the Company, means any result, occurrence, fact, change, event or effect (whether or not foreseeable or known as of the date of the Closing or covered by insurance) that, individually or in the aggregate, when taken together with any such other results, occurrences, facts, changes, events or effects, is or could reasonably be expected to be (whether or not such result, occurrence, fact, change, event or effect has, during the period or at any time in question, manifested itself in such Company’s historical financial statements) materially adverse to (a) the Business, assets (including intangible assets), results of prospects or capitalization of the Company, taken as a whole, or (b) the ability of the Company to consummate any transaction contemplated by this Agreement or any other Transaction Document; provided, however, that the term “Material Adverse Effect” shall not include any result, occurrence, fact, change, event or effect resulting solely from (i) any change in general economic conditions or the industry in which the Company operates, to the extent such change does not affect the Company in a disproportionate manner relative to similarly situated Companies; (ii) the fact that Parent or any of its Affiliates is a potential acquirer of the Company, in and of itself; (iii) the outbreak or escalation of hostilities involving the United States, the declaration by a Governmental Entity of a state of emergency or of any other similar calamity, including an act of terrorism, to the extent such change does not affect the Company in a disproportionate manner relative to similarly situated Companies; and/or (iv) changes after the date of this Agreement in laws or the interpretation thereof.

“Material Contract” means the Contracts listed on Schedule 3.18(a) and any of the following:

(a) any Contract that requires or contemplates future expenditures by the Company in excess of $20,000 per year or that could reasonably be expected to result in annual payments to the Company in excess of $20,000 per year, other than insertion orders and standard form advertising Contracts entered into in the ordinary course of business consistent with the Company’s past practice;

(b) any Contract to which the Company is a party or by which the Company or any of its properties or assets is bound that is not terminable without penalty on notice of 60 days or less;

(c) each lease, lease guaranty, sublease or other Contract for the leasing, use or occupancy of the Leased Real Property, and each Contract or other right pursuant to which the Company uses or possesses any Personal Property (other than Personal Property owned by the Company) material to the operation of the business of the Company as currently conducted;

(d) any Contract with or otherwise for the benefit of any Securityholder, director, officer or employee of the Company, or any member of his or her immediate family or, to the Knowledge of the Company, any Affiliate of any of such Persons, including any Contract providing for the furnishing of services by, rental of real or personal property from or otherwise requiring payments to or for the benefit of any such Person, but excluding any Options;

(e) any Contract containing any covenant: (i) limiting the right of the Company to engage in any line of business, make use of any Intellectual Property or compete with any Person in any line of business; (ii) granting any exclusive distribution or supply rights; or (iii) otherwise having an adverse effect on the right of the Company to sell, license, distribute or manufacture any products or services or to purchase or otherwise obtain any software, components, parts or subassemblies;

(f) any Contract between the Company and any current or former employee, consultant or director of the Company pursuant to which benefits would vest or amounts would become payable or the terms of which would otherwise be altered by virtue of the consummation of the transactions contemplated by this Agreement or by any other Transaction Document to which the Company is a party (whether alone or upon the occurrence of any additional or subsequent events);

(g) any Contract that requires a consent to a change of control, merger or an assignment by operation of law, either before or after the Closing Date; or

(h) any other Contract, or group of related Contracts, the termination or breach of which would have, or would be reasonably expected to have, a Material Adverse Effect on the Company.

“Merger” has the meaning set forth in Section 2.1.

“Merger Consideration” means an amount in cash equal to (a) $35,000,000, without interest, plus (b) the amount of Excess Cash, minus (b) the sum of (i) the Carve-Out Amount, (ii) the Closing Adjustment Amount, if any, (iii) the Company Transaction Costs and (iv) any Company Indebtedness.

“Merger Subsidiary” has the meaning set forth in the Preamble.

“Minimum Loss Amount” has the meaning set forth in Section 13.6(a).

“Net Cash” equals total cash in all of the Company’s bank accounts minus current liabilities (excluding deferred revenue) as of the date measured.

“Net Working Capital” means the amount set forth on the “Total Current Assets” line item of an estimated balance sheet for the Company (consisting of the sum of the balances in the following current assets accounts of the Company: (i) cash; (ii) prepaid professional fees; and (iii) any other current assets (excluding Eligible Accounts Receivable and inventory) contained in a balance sheet of the Company prepared using accounting principles, policies and methods used in preparing the balance sheet of the Company used to determine the Historic Net Working Capital and the accounting principles set forth on Exhibit L) minus the amount set forth on the “Total Current Liabilities” line item of a balance sheet for the Company (consisting of the sum of the balances in the following current liabilities accounts of the Company: (i) accounts payable; (ii) accrued liabilities; (iii) accrued payroll; (iv) accrued vacation; and (v) any other current liabilities (excluding Eligible Deferred Revenue ) contained in a balance sheet of the Company prepared using accounting principles, policies and methods used in preparing the balance sheet of the Company used to determine the Historic Net Working Capital and the accounting principles set forth on Exhibit L) but including the Transaction Payroll Taxes (whether or not otherwise required by the foregoing to be included) and excluding the amount of any Company Indebtedness. Notwithstanding the foregoing, no portion of the Carve-Out Amount shall be included as a Transaction Payroll Tax to the extent doing so would result in the double counting of all or some portion of the Carve-Out Amount for purposes of calculating the Merger Consideration.

“Non-Escrow Claim” has the meaning set forth in Section 13.5(b).

“Non-Escrow Claim Final Court Order” has the meaning set forth in Section 13.5(b).

“Non-Escrow Claim Settlement Letter” has the meaning set forth in Section 13.5(b).

“Objection Notice” has the meaning set forth in Section 2.15(b).

“Outstanding Common Share” and “Outstanding Common Shares” have the meaning set forth in Section 2.6(b).

“Outstanding Preferred Share” and “Outstanding Preferred Shares” have the meaning set forth in Section 2.6(b).

“Outstanding Shares” means the Outstanding Common Shares and Outstanding Preferred Shares, collectively.

“Parent” has the meaning set forth in the Preamble.

“Parent Group” means Parent, the Company, the Surviving Corporation and/or any of their respective Affiliates.

“Party” and “Parties” have the meanings set forth in the Preamble.

“Patent” has the meaning set forth in the definition of “Intellectual Property.”

“Pay-Off Letter” has the meaning set forth in Section 6.11.

“Paying Agent” has the meaning set forth in Section 2.11.

“Paying Agent Agreement” has the meaning set forth in Section 2.11.

“Pending Escrow Claims Amount” has the meaning set forth in Section 13.5(a).

“Pending Escrow Claims Notice” has the meaning set forth in Section 13.5(a).

“Pending Non-Escrow Claims Amount” has the meaning set forth in Section 13.5(b).

“Pending Non-Escrow Claims Notice” has the meaning set forth in Section 13.5(b).

“Permits” has the meaning set forth in Section 3.12(b).

“Permitted Encumbrances” means: (a) statutory Liens for current Taxes not yet past due and payable or the validity of which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with the Company’s historic past practices (a list of all such proceedings as of the date of this Agreement, if any, being included on Schedule 3.8); (b) mechanics’, carriers’, workers’, repairers’ and other similar Liens imposed by Applicable Laws arising or incurred in the ordinary course of business and consistent with past practices of the Company for obligations that are not yet past due or that are being contested in good faith by appropriate proceedings and for which adequate reserves are reflected on the Financial Statements; (c) Liens on leases of real property arising from the provisions of such leases, including, in relation to Leased Real Property, any agreements and/or conditions imposed on the issuance of land use permits, zoning, business licenses, use permits or other entitlements of various types issued by any Governmental Entity, necessary or beneficial to the continued use and occupancy of such Leased Real Property or the continuation of the business conducted by the Company; (d) pledges or deposits made in the ordinary course of business and consistent with past practices of the Company in connection with workers’ compensation, unemployment insurance and other social security legislation; (e) zoning regulations and restrictive covenants and easements that do not detract in any material respect from the value of the Company’s leasehold estate in the Leased Real Property and do not materially and adversely affect, impair or interfere with the use by the Company of any property affected thereby; and (f) utility easements, to serve or serving the Leased Real Property.

“Person” means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization, Governmental Entity or other entity.

“Personal Property” means all of the machinery, equipment, equipment structures, fixtures, hardware, tangible systems and infrastructure, tools, motor vehicles, furniture, furnishings, leasehold improvements, office equipment, inventory, supplies, plant, spare parts and other tangible or intangible personal property which are owned or leased by the Company and which are used or held for use in its business or operations.

“Pre-Closing Tax Period” means any Tax period or portion thereof ending on or before the Closing Date.

“Preferred Stock” means the Series C Preferred Stock of the Company, no par value per share.

“Prohibited Transaction” has the meaning set forth in Section 406 of ERISA and Section 4975 of the Code.

“Pro Rata Share” means, with respect to each Shareholder, the percentage of the Merger Consideration to which such Shareholder is entitled in accordance with the Company Charter Documents as set forth next to such Shareholder’s name on the Closing Capitalization Schedule.

“PTO” has the meaning set forth in Section 3.10(c).

“Public Software” means any software that contains, includes, incorporates, or has instantiated therein, or is derived in any manner (in whole or in part) from, any software that is distributed as free software, open source software (e.g., Linux) or similar licensing or distribution models, including software licensed or distributed under any of the following licenses or distribution models, or licenses or distribution models similar to any of the following: (1) GNU’s General Public License (GPL) or Lesser/Library GPL (LGPL); (2) the Artistic License (e.g., PERL); (3) the Mozilla Public License; (4) the Netscape Public License; (5) the Sun Community Source License (SCSL); (6) the Sun Industry Standards License (SISL); (7) the BSD License; and (8) the Apache License.

“Referee” has the meaning set forth in Section 2.15(b).

“Registered Intellectual Property” means all Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any private, state, government or other legal entity, including, without limitation, Patents, applications for Patents, registered Trademarks, applications for registration of Trademarks, registered Copyrights, and Domain Names.

“Related Party” means as to any Person, any of such Person’s officers and directors, any Affiliate thereof or the respective officers and directors of any such Affiliate, or any other Person in which any of the foregoing Persons have any direct or material indirect interest;

“Representative” means Michelle Dickman, and any successor representative appointed to act on her behalf.

“Requisite Shareholder Approval” has the meaning set forth in Section 6.3(a).

“Restricted Business” means developing, marketing or selling security information event management and remediation technology.

“Restricted Period” has the meaning set forth in Section 7.1(b).

“Restricted Person” means any person who is employed by any member of the Parent Group or who is a consultant to any member of the Parent Group.

“Securities Act” has the meaning set forth in Section 3.2(c).

“Securityholders” means, collectively, the Shareholders, the Warrantholders, the Optionholders and any former shareholders, optionholders or warrantholders of the Company, or any other Person, seeking to assert a claim based upon ownership or rights to ownership of any equity securities of the Company (other than a Shareholder’s right to receive its Pro Rata Share of the Merger Consideration pursuant to this Agreement).

“Shareholders” means the holders of the Common Stock and Preferred Stock.

“Significant Shareholders” means, collectively, Michelle Dickman, Michael Maloof, Bighorn Ventures, LLC; provided, however, that Bighorn Ventures, LLC shall not be considered a Significant Shareholder for purposes of Sections 7.1(b) and 7.1(d).

“Software” means source code or object code, whether embodied in software, firmware or otherwise, and any programming and user documentation related thereto.

“Special Escrow Amount” has the meaning set forth in Section 2.13.

“Special Escrow Claims Notice” has the meaning set forth in Section 13.5(c).

“Special Escrow Release Date” has the meaning set forth in Section 13.5(d)(ii).

“Straddle Period” means any Tax period beginning on or before and ending after the Closing Date.

“Subsidiary” and “Subsidiaries” means any Person in which the Company or any other Subsidiary owns, holds or has any interest or right to acquire greater than a majority of the voting power of such Person’s capital stock or other voting equity interests.

“Surviving Corporation” has the meaning set forth in Section 2.1.

“Tax” or “Taxes” has the meaning set forth in Section 3.8(a).

“Tax Proceeding” has the meaning set forth in Section 9.2(d).

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Taxing Authority” means, with respect to any Tax, the Governmental Entity or political subdivision thereof that imposes such Tax, and the agency (if any) charged with the collection of such Tax for such entity or subdivision, including any governmental or quasi-Governmental Entity or agency that imposes, or is charged with collecting, social security or similar charges or premiums.

“Technology” has the meaning set forth in Section 3.10(a).

“Termination Date” has the meaning set forth in Section 12.1(g).

“Third Party Action” has the meaning set forth in Section 13.2.

“Third Party Licenses” has the meaning set forth in Section 3.10(b).

“Third Party Technologies” has the meaning set forth in Section 3.10(b).

“Trade Secrets” means information, including but not limited to, technical or non-technical data, formulas, patterns, compilations, programs, devices, methods, techniques, drawings processes, financial data, financial plans, product plans or a list of actual or potential customers or suppliers, which: (a) derives economic value from not being readily ascertainable by proper means by other persons who can obtain economic value from its disclosure or use; and (b) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy.

“Trademark” has the meaning set forth in the definition of “Intellectual Property.”

“Transaction Cost Deficiency” has the meaning set forth in Section 15.8.

“Transaction Documents” means, collectively, this Agreement, the Letters of Transmittal (and all documents delivered pursuant thereto), the Paying Agent Agreement, the Escrow Agreement, the resignations described in Section 6.8, and the certificates described in Sections 6.10, 10.2(a), 10.2(b), 10.3(a), 10.3(b), 11.2(b)(ii) and 11.2(b)(iv) and each other agreement, document and instrument required to be executed in accordance herewith.

“Transaction Payroll Taxes” means any employment or payroll Taxes with respect to any bonuses, option cashouts or exercises, or other compensatory payments in connection with the transactions contemplated by this Agreement, including such Taxes on any Carve-Out Amount, whether or not required to be reflected on a balance sheet.

“Transfer Taxes” has the meaning set forth in Section 9.2(e).

“U.S. Export and Import Laws” means the Arms Export Control Act (22 U.S.C. 2778), the International Traffic in Arms Regulations (ITAR) (22 CFR 120-130), the Export Administration Act of 1979, as amended (50 U.S.C. 2401-2420), the Export Administration Regulations (EAR) (15 CFR 730-774), the Foreign Assets Control Regulations (31 CFR Parts 500-598), the laws and regulations administered by Customs and Border Protection (19 CFR Parts 1-199) and all other U.S. laws and regulations regulating exports, imports or re-exports to or from the United States, including the export or re-export of goods, services or technical data from the United States of America.

“Virus” has the meaning set forth in Section 3.10(o).

“Voting Agreement” has the meaning set forth in Section 6.12.